SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 5, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]    No [X]

Table of Documents Submitted

Item
1.	Notice of convocation of the 4th Ordinary General Meeting of Shareholders of Millea Holdings, Inc. dated June 5, 2006.

2.	English translation of the “Japanese Voting Card”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)

June 5, 2006	By:	/S/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

[English Translation]

MILLEA HOLDINGS, INC.

2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

June 5, 2006

Notice of Convocation of

the 4th Ordinary General Meeting of Shareholders

To our shareholders:

You are cordially invited to attend the 4th Ordinary General Meeting of Shareholders of Millea Holdings, Inc. (“Millea Holdings” or the “Company”), which will be held on Wednesday, June 28, 2006 at 10:00 a.m. at TOKYO KAIJO NICHIDO BUILDING SHINKAN located at 2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, for the purpose of considering and voting upon the following items:

Items to be reported:

1.	Business report for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006), consolidated balance sheet as of March 31, 2006 and consolidated income statement for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006), the audit reports on consolidated financial statements prepared by independent auditors and the Board of Corporate Auditors, respectively, and a report on share repurchases pursuant to resolutions of the Board of Directors authorized by the Articles of Incorporation.

2.	Non-consolidated balance sheet as of March 31, 2006 and non-consolidated income statement for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006).

Proposals to be acted upon:

Item 1.	Appropriation of profit for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006).

Item 2.	Amendments to the Articles of Incorporation.

Item 3.	Election of eleven (11) directors.

Item 4.	Election of two (2) corporate auditors.

Item 5.	Change in the amount of remuneration to directors and corporate auditors and determination of remuneration to directors and corporate auditors.

If you do not expect to be present at the meeting, please vote either by completing and returning the enclosed voting card or by following the procedures for voting through the Internet.

Sincerely,

Kunio Ishihara
PRESIDENT

(This is an English translation of the notice given by the Company prepared pursuant to Section 5.6 of the Deposit Agreement dated as of March 21, 2005, by and among the Company, JPMorgan Chase Bank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.)

Information on Exercising Voting Rights

Notice to holders of American Depositary Receipts: Please note that the following instructions are intended for voting by registered holders of ordinary shares. Holders of American Depositary Receipts should follow the instructions given by JPMorgan Chase Bank, N.A., Depositary, which are set forth in the ADR Voting Instruction Card enclosed herewith.

1. Procedures for Exercising Voting Rights

Procedure by Voting Card

If you choose to vote by using the enclosed voting card, please return the card indicating whether you vote for or against the proposals. The voting card must be received by June 27, 2006.

If you return this voting card without a valid indication of a vote for or against any of the proposed items, you will be deemed to have voted for such proposal.

Procedure through the Internet

1.	Using a computer that can be connected to the Internet, please access the website for exercising voting rights, “https://www.evoting.tr.mufg.jp/e-voting/” and go on to the special site for exercising voting rights within the “Site for Procedures for the General Meeting of Shareholders”.

Note:   To login to the “Site for Procedures for the General Meeting of Shareholders”, a login ID and a temporary password listed in the voting card will be necessary.

2.	For tabulation purposes, please vote through the Internet by 5 p.m. on June 27, 2006. Your earlier voting would be highly appreciated.

3.	In the event that a vote is cast both by mailing the voting card and through the Internet, the vote cast through the Internet will be valid.

4.	In the event that a vote is cast through the Internet multiple times, the last vote cast will be valid.

5.	When using a dial-up connection of a commercial provider, charges may be imposed for connection to the provider and/or communication with the applicable telecommunications company. You will be required to bear any such charges.

6.	The following system environment is necessary to exercise voting rights through the Internet.

(1)	Accessible to the Internet

(2)	The following computer environment:

Operating system and Internet browsing software (browser)

-	For Windows (Japanese version of 95, 98, 2000, Me, NT4.0, or XP):

Microsoft Internet Explorer4.01SPI (Japanese version) or above, or Netscape Communicator4.5 (Japanese version) or above

*	Please note that Netscape6 and above cannot be used.

-	For Macintosh (Japanese version of MacOS9.2 and after or Xv10.2):

Microsoft Internet Explorer5.0 (Japanese version) or above, or Netscape Communicator4.7 (Japanese version) or above

*	Please note that Netscape6 and above cannot be used.

PDF browsing software:Adobe Acrobat Reader4.0 or above

Display equipment (monitor): Environment in which 800x600 or above can be displayed.

Note : Access through mobile telephones, PDAs, game consoles, etc is not available.

For inquiries concerning exercising voting rights:

1.	For inquiries concerning computer operation methods, etc., please contact:

Mitsubishi UFJ Trust and Banking Corporation, Stock Transfer Agency Division

Telephone: 0120-858-696

Hours: 9:00 – 21:00, except Saturdays, Sundays and holidays

2.	For inquiries other than the above, please contact:

Mitsubishi UFJ Trust and Banking Corporation, Stock Transfer Agency Division

Telephone: 0120-707-696

Hours: 9:00 – 17:00, except Saturdays, Sundays and holidays

For Institutional Investors:

As a method for exercising the voting rights, “Electronic Voting Platform” will be available for Institutional Investors.

2. Exercising Voting Rights per your proxy

If you exercise the voting rights per your proxy, please submit a power of attorney, together with the voting card, to the receptionist at the Meeting. Please note that a proxy shall be limited to one person for each shareholder.

Exhibits

Business Report for the Fiscal Year Ended March 31, 2006

(From April 1, 2005 to March 31, 2006)

1. Business Developments and Results

In the fiscal year ended March 31, 2006, the Japanese economy showed signs of increasing momentum in both capital and consumer expenditures, reflecting the improved employment and wage levels in the household sector driven by improved corporate activities. This was accompanied by a rising trend in equity prices and land prices, resulting in an upturn in the Consumer Price Index at the end of last calendar year.

In the property and casualty insurance sector, while competition continued to intensify in products and services as well as operating efficiency, the market began to show signs of recovery, reflecting the upward trend in the economic environment. In the life insurance sector, each company showed an aggressive marketing approach with a focus on medical insurance and individual annuity insurance.

Based on the corporate philosophy of the Millea Group, which is to commit to the continuous enhancement of corporate value, with customer trust at the base of all of its activities, Millea Holdings, as a holding company of its subsidiaries, actively expanded the Group’s business operations, aiming to make the Millea Group one of the world’s leading insurance groups. In addition, Millea Holdings has formulated fundamental group policies for risk management and compliance. Millea Holdings is committed to enforcing its subsidiaries’ adherence to these policies and to overseeing internal audits of business operations of its subsidiaries. To our regret, in November 2005, Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) received a business improvement order from the Financial Services Agency for certain non-payment of fringe claims. We take the incident with the utmost seriousness and reflect deeply on the incidents caused by Tokio Marine & Nichido. We are making a sincere effort to prevent such a problem from occurring again.

In the following sections, we report on our activities and results of our core businesses during the fiscal year ended March 31, 2006.

Property and Casualty Insurance Business

The property and casualty insurance business is the largest source of income for the Millea Group. Millea Holdings aims to solidify its continuous profit increase in this segment by working to strengthen underwriting as well as to increase efficiency and sales volume.

In August 2005, Tokio Marine & Nichido launched a new product called “Total Assist” in automobile insurance, our main line of business. “Total Assist” is designed based on an innovative idea of blending “assistance” into the conventional insurance products to provide policyholders with our fine-tuned support and various services that meet individual needs at any point from “preventing an accident” to “at the time of an accident” and “after the accident.” Total Assist’s innovative services have been well received by many customers since its launch, and it has contributed to an increase in net premiums written by Tokio Marine & Nichido.

Furthermore, in the fiscal year ended March 31, 2006, Tokio Marine & Nichido carried out a company-wide effort on its “New Wind” project, an operational process reform with a focus on “effective utilization of the agent system” and “cashless payment of premiums.” These measures serve as a base for the operational process reform that will be thoroughly implemented in the near future. Tokio Marine & Nichido also made intensified efforts in solidifying its sales base, in particular by setting up new agents and cultivating and expanding the sales force of existing agents.

Life Insurance Business

Millea Holdings aims for further growth in the life insurance business as a core business of the Millea Group by strengthening its life insurance subsidiaries.

During the fiscal year ended March 31, 2006, Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”) steadily increased its premium income and reached two million in individual life and annuity insurance policies in force after nine years and four months since its inception. Tokio Marine & Nichido Life also made efforts to improve its support capabilities to the distribution channel of financial institutions as well as to enhance sales offices, sales support staff and direct sales force. In addition, when whole life policies with single payment and certain other policies became eligible for distribution through financial institutions, Tokio Marine & Nichido Life launched “Anshin Dollar Whole Life” and “Anshin Yen Whole Life.”

Tokio Marine & Nichido Financial Life Insurance Co. Ltd. (“Tokio Marine & Nichido Financial Life”) expanded its sales base through business cooperation with financial institutions and actively sold individual variable annuity products through such institutions. As a result, Tokio Marine & Nichido Financial Life achieved a significant growth in premium income.

Overseas Insurance Business

Millea Holdings is working vigorously to expand its overseas insurance business with a focus on markets having attractive profitability and growth potential.

In July 2005, Millea Holdings acquired Real Seguros S.A., a non-life insurer in Brazil that controls a life insurance subsidiary, with the aim of expanding its business in Brazil.

In addition, Tokio Marine & Nichido purchased a stake in “Tianan Insurance Company Limited,” a major property and casualty insurer in fast growing China, in December 2005 and joined the management of the company. While Tokio Marine & Nichido was formerly engaged in providing services to Japanese affiliated firms in China, this investment and management participation allows Tokio Marine & Nichido not only to have an operating base to expand the localized non-life insurance business throughout China but also to participate in the Chinese automobile insurance market that has a strong business potential in the future.

Other Businesses

Millea Holdings also engages actively in other businesses, principally those that it believes create significant synergies with its insurance businesses.

In January 2006, “Millea Mondial Co., Ltd.” commenced operations as a joint venture between Millea Holdings and Mondial Assistance Group, the largest assistance company in the world. This joint venture will provide customers with high quality of assistance services to fulfill their various requirements by combining Mondial Assistance Group’s expertise and the Millea Group’s strength in product development and marketing in the field of insurance business.

In February 2006, Millea Holdings acquired an equity stake in “Tokio Marine & Nichido Samuel Co., Ltd.” to participate in the institutional nursing care business. This acquisition will enable Millea Holdings to provide comprehensive nursing care services to customers by combining the institutional nursing care business with the existing home-visit nursing care business in order to respond to the diversifying needs of the aged society.

Asset Management and Financing Operations

During the fiscal year ended March 31, 2006, Tokio Marine & Nichido, which provides the core asset management function for the Millea Group, focused on enhancing risk management while improving investment returns. To facilitate claims, maturity refunds and other payments, Tokio Marine & Nichido continued its efforts to strengthen asset liability management (ALM) and to ensure stability and liquidity of its assets.

Millea Holdings took company-wide measures to improve the asset management and financing operations business. Assets under management of Tokio Marine Asset Management Co., Ltd. exceeded 3 trillion yen, due mainly to its excellent investment performance.

In the defined contribution pension plan business, Tokio Marine & Nichido successively made active efforts to increase assets under its administration in corporate defined contribution pension plans. The number of sponsors in assets under our administration amounted to more than 1,400, which is a top-class performance among plan administrators.

Corporate Social Responsibility

The Millea Group companies have long dedicated themselves to providing products and services designed to meet society’s needs for “safety and security” as well as to CSR activities such as environmental conservation and philanthropic activities, recognizing that the practice of its management philosophy itself serves toward the fulfillment of corporate social responsibilities. In addition, in the fiscal year ended March 31, 2006, Millea Holdings and Tokio Marine & Nichido participated in the United Nations Global Compact with the approval of the United Nations Headquarters. The Millea Group intends to perform its CSR activities that are commensurate with those of the world’s leading insurance groups.

Results for the Fiscal Year Ended March 31, 2006

As a consequence of Millea Group’s measures and efforts in promoting sales and improving profitability as described above, consolidated business results were as follows. Ordinary income amounted to 3,399.9 billion yen, an increase of 500.5 billion yen from the previous fiscal year. The main components of ordinary income were underwriting income of 3,041.2 billion yen and investment income of 326.4 billion yen. Ordinary expense was 3,263.4 billion yen, an increase of 503.9 billion yen from the previous fiscal year. Ordinary expenses were mainly comprised of underwriting expense of 2,859.4 billion yen, investment expense of 15.2 billion yen and underwriting and general administrative expenses of 378.5 billion yen. As a result, ordinary profit decreased by 3.4 billion yen, or 2.5%, to 136.5 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes, however, was 89.9 billion yen for the fiscal year ended March 31, 2006, an increase of 22.3 billion yen, or 33.1%, from the previous fiscal year.

On a non-consolidated basis, Millea Holdings received business management fees amounting to 2.6 billion yen from its subsidiaries and dividends totaling 140.4 billion yen, resulting in operating income of 143.1 billion yen, ordinary profit of 140.4 billion yen and net income of 138.4 billion yen.

Operating Results of Primary Subsidiaries

The following results present the operating results of Tokio Marine & Nichido for the fiscal year ended March 31, 2006. Net premiums written were 1,892.7 billion yen, an increase of 0.5% from the previous fiscal year, resulting primarily from the recovery in the sales of automobile insurance, our main product line of business, due to the launch of “Total Assist.” The loss ratio was 60.6%, a decrease of 2.8 percentage points from the previous fiscal year. This decrease was due to a decrease in the amount of payments in connection with natural disasters such as typhoons from the previous fiscal year. The expense ratio was 30.2%, a decrease of 1.2 percentage point as a result of an effort to reduce costs, offsetting a decrease in net premiums written.

As of March 31, 2006, Tokio Marine & Nichido Life recorded 16,040.4 billion yen in the amount of life insurance-in-force, an increase of 1,196.6 billion yen from March 31, 2005, comprised of individual insurance, individual annuity and group insurance.

As of March 31, 2006, Tokio Marine & Nichido Financial Life recorded 1,055.1 billion yen in the amount of life insurance-in-force, comprised of individual annuity and individual insurance, an increase of 507.8 billion yen from March 31, 2005.

Issues Facing Millea Holdings

In the fiscal year ending March 31, 2007, the Japanese economy is expected to show a steady and sustained domestic demand-driven growth reflecting the high level of corporate earnings and the improved wage levels, although there are also concerns such as the surge in oil prices.

In the insurance industry, we expect companies to compete more vigorously in terms of their products and services while increasing the efficiency of their operations, resulting in an increasingly harsh competitive environment.

In order to make the Millea Group one of the world’s leading insurance groups, Millea Holdings will actively expand its businesses with the aim of constructing an optimal business portfolio, with an emphasis on expansion of revenues in domestic non-life insurance sector as the core business as well as expansion of business domains into profitable and growth potential areas. The Millea Group will commence a three-year group business plan called the “Stage Expansion 2008” in the fiscal year ending March 31, 2007. This business plan aims at expanding Millea Group’s strategic stages in products and services, distribution channels and business domains, and at promoting drastic operating process reform in order to enhance Group-wide business bases. Millea Holdings will also continue to vigorously promote Group-wide CSR activities and focus on its efforts to ensure compliance throughout the Millea Group so that each subsidiary will conduct faithful and fair business activities without conflicting with social norms.

The entire Millea Group will endeavor to achieve further growth as a corporate group characterized by high profitability, growth potential and soundness. The management thanks all shareholders of Millea Holdings for their continued guidance and support.

Notes:

1.      For the purpose of year on year comparison on Tokio Marine & Nichido’s business results, the comparable figures for the preceding fiscal year comprise those of Tokio Marine and Nichido Fire for the first six months ended September 30, 2004, to align with those of Tokio Marine & Nichido for the last six months of the fiscal year ended March 31, 2005.

2. Throughout this Business Report, all amounts (including numbers of shares) are truncated and all ratios are rounded.

2. Four Year Summary of Operations and Assets

(1)	Non-consolidated summary of operations and assets

	(Yen in millions, except per share amounts)
	(Fiscal years ended March 31)
	2003		2004		2005		2006
Operating income	52,928		233,617		113,490		143,103
Dividends received	49,127		230,417		110,490		140,473
Insurance subsidiaries	49,127		230,057		110,021		140,400
Other subsidiaries	—		360		468		73
Net income	49,605		230,871		110,585		138,457
Net income per share of common stock	26,760.91	yen	126,681.20	yen	63,170.59	yen	81,541.70	yen
Total assets	2,206,545		2,330,236		2,317,486		2,366,696
Stock of insurance subsidiaries	2,161,485		2,141,163		2,177,472		2,245,189
Stock of other subsidiaries	19,014		32,411		45,565		47,579

(2)	Consolidated summary of operations and assets

	(Yen in millions)
	(Fiscal years ended March 31)
	2003	2004	2005	2006
Ordinary income	2,929,011	2,775,718	2,899,467	3,399,984
Ordinary profit	100,872	191,748	139,999	136,563
Net income	56,616	111,421	67,604	89,960
Stockholders’ equity	1,804,933	2,310,823	2,305,243	3,209,849
Total assets	9,945,809	11,006,256	11,624,496	14,260,020

3. Parent Company and Major Subsidiaries (As of March 31, 2006)

(1)	Parent Company

None.

(2)	Major Subsidiaries

Company name	Location	Major business	Date of incorporation	Paid-up capital (Yen in millions)	Ratio of Millea Holdings’ voting rights		Amount of dividends paid to Millea Holdings for the fiscal year ended March 31, 2006 (Yen in millions)
(Consolidated subsidiaries)

Tokio Marine & Nichido Fire Insurance Co., Ltd.	Tokyo, Japan	Property and casualty insurance	Mar. 20, 1944	101,994	100.0%		136,403

Tokio Marine & Nichido Life Insurance Co., Ltd.	Tokyo, Japan	Life insurance	Aug. 6, 1996	30,000	100.0%		—

Tokio Marine & Nichido Financial Life Insurance Co., Ltd.	Tokyo, Japan	Life insurance	Aug. 13, 1996	33,000	100.0%		—

Tokio Marine Asset Management Co., Ltd.	Tokyo, Japan	Securities investment advisory business	Dec. 9, 1985	200	100.0 (100.0	% )	—

Tokio Marine & Nichido Career Service Co., Ltd.	Tokyo, Japan	Temporary staffing service	June 1, 1984	100	100.0%		—

Trans Pacific Insurance Company	New York, N.Y., U.S.A.	Property and casualty insurance	Jan. 21, 1982	587	100.0 (100.0	% )	—

Tokio Marine Global Ltd.	London, U.K.	Property and casualty insurance	Oct. 30, 1990	25,645	100.0 (100.0)		—

The Tokio Marine Europe Insurance Limited	London, U.K.	Property and casualty insurance	Sep. 15, 1970	7,180	100.0 (100.0	% )	—

Tokio Marine Global Re Limited	Dublin, Ireland	Property and casualty insurance	Dec. 6, 1996	105	100.0 (100.0	% )	—

Millea Asia Pte. Ltd.	Singapore, Singapore	Holding company	Mar. 12, 1992	4,557	100.0%		—

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Ltd.	Singapore, Singapore	Property and casualty insurance	May 16, 1977	1,814	100.0 (100.0	% )	—

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited	Hong Kong, China	Property and casualty insurance	Apr. 13, 1973	756	100.0 (100.0	% )	—

Real Seguros S.A.	Sao Paulo, Brazil	Property and casualty insurance	May 31, 1973	9,559	100.0%		3,996

Tokio Marine Brasil Seguradora S.A.	Sao Paulo, Brazil	Property and casualty insurance	Jan. 1, 1973	3,387	91.4 (91.4	% )	—

Tokio Millennium Re Ltd.	Hamilton, Bermuda	Property and casualty insurance	Mar. 15, 2000	29,367	100.0 (100.0	% )	—

Tokio Marine Financial Solutions Ltd.	Georgetown, Cayman Islands	Derivatives business	Dec. 4, 1997	5	100.0 (100.0	% )	—

Company name	Location	Major business	Date of incorporation	Paid-up capital (Yen in millions)	Ratio of Millea Holdings’ voting rights		Amount of dividends paid to Millea Holdings for the fiscal year ended March 31, 2006 (Yen in millions)

(Subsidiaries accounted for by equity method)

The Nisshin Fire & Marine Insurance Co., Ltd.	Tokyo, Japan	Property and casualty insurance	June 10, 1908	20,389	28.1 (28.1	% )	—

First Insurance Company of Hawaii, Ltd.	Honolulu, Hawaii, U.S.A.	Property and casualty insurance	Aug. 6, 1982	501	50.0 (50.0	% )	—

Tianan Insurance Company Limited	Shanghai, China	Property and casualty insurance	Oct. 22, 1994	9,784	24.9 (24.9	% )%	—

Real Vida e Previdência S.A.	Sao Paulo, Brazil	Life insurance	Nov. 1, 2001	2,929	50.0 (50.0	% )%	—

Sudameris Vida e Previdência S.A.	Sao Paulo, Brazil	Life insurance	Feb. 14, 1997	542	— (—)		—

Notes:	1.	This table sets forth consolidated subsidiaries and subsidiaries accounted for by equity method as important subsidiaries.

	2.	Tokio Marine Global Ltd. was included in the scope of consolidated subsidiaries due to increase in importance from the fiscal year ended March 31, 2006.

	3.	The paid-up capital of Millea Asia Pte. Ltd. consists of ordinary shares with a face value of S$62,800,000 and preferred shares with a face value of THB20,000.

	4.	Real Seguros S.A. was included in the scope of consolidated subsidiaries as of July 7, 2005.

	5.	Tianan Insurance Company Limited was accounted for by equity method, since it became the Company’s affiliate as of December 22, 2005.

	6.	Real Vida e Previdência S.A. was accounted for by equity method, since it became the Company’s affiliate as of July 7, 2005.

	7.	Sudameris Vida e Previdência S.A. was accounted for by equity method, since it became the Company’s affiliate as of November 18, 2005.

	8.	The yen amounts of paid-up capital of subsidiaries located outside Japan have been translated at the currency exchange rate as of March 31, 2006. Regarding Millea Asia Pte. Ltd., the amounts represent the total of translated amounts of ordinary and preferred shares.

	9.	Figures in brackets shown in Millea Holdings’ voting rights are the ownership ratio of its subsidiaries.

	10.	The Company’s consolidated business results are as follows:

Ordinary income 3,399,984 million yen (17.3% up from previous fiscal year)

Ordinary profit 136,563 million yen (2.5 % down from previous fiscal year)

Net income 89,960 million yen (33.1% up from previous fiscal year)

4. Offices (As of March 31, 2006)

	Location	Established as of
Head Office	2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	April 2, 2002

Notes:	The date shown above is the date of incorporation. The Company relocated its Head Office from 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan to the above address as of July 25, 2005.

5. Employees

(1)	Number of employees (on a non-consolidated basis)

	As of March 31, 2005	As of March 31, 2006	Increase (decrease)
Total	126	174	48

Average age of employees (As of March 31, 2006):
41.9 years old

Average length of service of employees (As of March 31, 2006):
17.9 years

Average amount of monthly salaries for employees (As of March 31, 2006)
835 thousand yen per employee

Notes:	1.	Most employees of the Company are seconded from Tokio Marine & Nichido. Average length of service includes the years of service at both Tokio Marine & Nichido and The Nichido Fire and Marine Insurance Company, Limited before the merger.

	2.	“Average amount of monthly salaries” is the average amount of ordinary monthly salaries in March 2006 and includes overtime and holiday allowances but does not include bonuses.

	3.	As for average age and average length of service of employees, numbers smaller than 0.1 are rounded down.

(2)	Number of employees (on a consolidated basis)

Name of division	As of March 31, 2005	As of March 31, 2006	Increase (decrease)
Property and casualty insurance	17,024	17,356	332
Life insurance	1,474	1,892	418
Others	412	513	101
Total	18,910	19,761	851

6. Common Stock (As of March 31, 2006)

(1) Total number of shares authorized to be issued:
6,830,000
(2) Total number of the issued shares:
1,687,048.75
(3) Total number of shareholders:
85,069

7. Major Shareholders (As of March 31, 2006)

	Capital contribution to the Company		Capital contribution by the Company to major shareholders
Shareholders	Number of shares held	Ratio of shares held	Number of shares held	Ratio of shares held
	shares	%	shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	115,446	6.8	—	—

Japan Trustee Services Bank, Ltd. (Trust Account)	99,450	5.9	—	—

Moxley & Co.	89,410	5.3	—	—

State Street Bank and Trust Company	53,219	3.2	—	—

The Bank of Tokyo- Mitsubishi UFJ, Ltd.	40,132	2.4	—	—

Meiji Yasuda Life Insurance Company	39,187	2.3	—	—

State Street Bank and Trust Company 505103	33,680	2.0	—	—

Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries	28,148	1.7	—	—

Mizuho Corporate Bank, Ltd.	27,045	1.6	—	—

The Chase Manhattan Bank, N.A. London	25,027	1.5	—	—

Notes:	1.	Moxley & Co. is the corporate nominee holder of common stock deposited for the issuance of ADRs.

	2.	Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, invests in Mitsubishi UFJ Financial Group, Inc. as set forth in the following table. The Bank of Tokyo-Mitsubishi UFJ, Ltd. is a subsidiary of Mitsubishi UFJ Financial Group, Inc.

	Capital contribution of Tokio Marine & Nichido
	Number of shares held	Ratio of shares held
Mitsubishi UFJ Financial Group, Inc.	98,685	1.0%

3.	28,148 shares held by Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries is an asset trusted by Mitsubishi Heavy Industries, Ltd. as retirement benefits trust. Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, invests in Mitsubishi Heavy Industries, Ltd. as set forth in the following table.

	Capital contribution of Tokio Marine & Nichido
	Number of shares held	Ratio of shares held
Mitsubishi Heavy Industries, Ltd.	63,000,000	1.9%

4.	Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, invests in Mizuho Financial Group, Inc. as set forth in the following table. Mizuho Corporate Bank, Ltd. is a subsidiary of Mizuho Financial Group, Inc.

	Capital contribution of Tokio Marine & Nichido
	Number of shares held	Ratio of shares held
Mizuho Financial Group, Inc.	30,837	0.3%

8. Acquisition, Disposition and Retention of the Company’s Own Shares

1) Acquisition:

Common stock	39,457.69 shares

Total amount	70,939,735 thousand yen

2) Disposition:

Common stock	26.23 shares

Total amount	41,411 thousand yen

3) Nullification:

Common stock	40,000.00 shares

4) Number of treasury stock held as of fiscal year end:

Common stock	6,581.10 shares

5) Details of the share repurchases made pursuant to the resolution of its board of directors since the end of the 3rd ordinary general meeting of shareholders.

Ordinary shares	32,663.00 shares

Total amount	60,440,540 thousand yen

Reason for repurchase	The Company intends to repurchase its own shares in order to implement flexible financial policies.

In order to implement flexible financial policies, the Company has repurchased 4,184 of its own shares at an aggregate purchase price of 9,654,850 thousand yen from the close of the fiscal year ended March 31, 2006 to May 18, 2006, pursuant to the resolution of its board of directors.

9. Principal Lenders

None.

10. Directors and Corporate Auditors (As of March 31, 2006)

Position	Name	Assigned duties or principal occupation
Representative Director and President	Kunio Ishihara	President of Tokio Marine & Nichido

Representative Director and Senior Managing Director	Yasuo Yaoita	In charge of Corporate Planning Dept., Personnel Planning Dept. and Corporate Legal Dept. Assistant to the Director in charge of Business Management Dept. and Internal Audit Dept.

Representative Director and Managing Director	Tomohiro Kotani	In charge of Financial Planning Dept., Corporate Accounting Dept., Business Management Dept. and Internal Audit Dept.

Director	Minoru Makihara	Senior Corporate Advisor of Mitsubishi Corporation

Director	Masamitsu Sakurai	Representative Director and President of Ricoh Company, Ltd.

Director	Haruo Shimada	Professor, Faculty of Economics, Keio University

Director	Toshiro Yagi	Managing Director of Tokio Marine & Nichido

Director	Sukeaki Ohta	President of Tokio Marine & Nichido Life

Director	Tomochika Iwashita	Executive Vice President of Tokio Marine & Nichido

Director	Morio Ishii	Senior Managing Director of Tokio Marine & Nichido

Director	Hiroshi Amemiya	Managing Director of Tokio Marine & Nichido

Position	Name	Assigned duties or principal occupation
Standing Corporate Auditor	Shoji Ueno

Standing Corporate Auditor	Tetsuo Kamioka

Corporate Auditor	Shigemitsu Miki	Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(Representative Director and Executive Vice President)	Katsuo Handa	Retired on June 28, 2005

(Director)	Shoji Ueno	Retired on June 28, 2005

(Director)	Yasuo Tago	Retired on June 28, 2005

(Director)	Yoichiro Iwama	Retired on June 28, 2005

(Standing Corporate Auditor)	Takehisa Kikuchi	Retired on June 28, 2005

(Standing Corporate Auditor)	Yukiteru Noji	Retired on June 28, 2005

(Corporate Auditor)	Iwao Hanaoka	Retired on August 16, 2005

(Corporate Auditor)	Kuniko Inoguchi	Retired on September 9, 2005

Notes:	1.	Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada, Directors, are outside directors prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.

	2.	Mr. Shigemitsu Miki, Corporate Auditor, is outside corporate auditor prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

11. Remuneration and other compensation to directors and corporate auditors

This item is not applicable since the Company does not provide for the reduction of liability of its directors and corporate auditors in its Articles of Incorporation.

12.	Stock acquisition rights

Stock acquisition rights currently issued

Name of the stock acquisition rights	The July 2005 Millea Holdings Stock Acquisition Rights (a stock option scheme under a stock-linked compensation plan)

Date of resolutions of issuance	Ordinary general meeting of shareholders and the meeting of the Company’s board of directors both held on June 28, 2005

Number of the stock acquisition rights issued	308

Class of shares to be issued upon exercise of the stock acquisition rights	Common stock

Number of shares to be issued upon exercise of the stock acquisition rights	308

Exercise price of the stock acquisition rights	1 yen per share

Note:    The above stock acquisition rights were issued without receipt of monetary consideration by the Company.

List of the stock acquisition rights issued with especially favorable terms to persons other than shareholders during the fiscal year ended March 31, 2006.

Names of persons who were allotted	The Company’s directors and corporate auditors
stock acquisition rights.	Kunio Ishihara	12	Tomochika Iwashita	8
The allotted number of stock acquisition	Yasuo Yaoita	7	Morio Ishii	7
rights is shown in the right hand side.	Tomohiro Kotani	6	Toshiro Yagi	6
	Hiroshi Amemiya	6	Shoji Ueno	4
	Tetsuo Kamioka	4	Sukeaki Ohta	3
	Minoru Makihara	1	Masamitsu Sakurai	1
	Haruo Shimada	1	Iwao Hanaoka	1
	Shigemitsu Miki	1	Kuniko Inoguchi	1

	Specific employees, etc.
	Tokio Marine & Nichido
	Hiroyuki Kato	8	Teruuki Shirakawa	7
	Shuzo Sumi	7	Toru Komiya	7
	Masayuki Hashimoto	6	Katsumi Kanda	6
	Shoji Sato	6	Hideo Nagatomo	6
	Ichiro Aratsu	6	Fudeji Hama	6
	Takuo Yoshimoto	6	Ichiro Matsumoto	6
	Toshiyasu Hioki	6	Takashi Ienaka	6
	Takeshi Nagai	6	Daisaku Honda	6
	Kense Matsumura	6	Masami Suzuki	6
	Toshiaki Ichikawa	6	Masao Miura	5
	Takeshi Omura	5	Toshiaki Yamase	5
	Tadahiko Miyazaki	5	Toru Ogata	5
	Tetsutaka Ito	5	Kiyoshi Moriyama	5
	Takashi Yagi	5	Takaaki Tamai	5
	Tsuyoshi Nagano	5	Norio Yamamoto	5
	Takaaki Yano	5	Kikuo Nakazato	5
	Seiichi Shimbo	5	Shin-ichiro Okada	5
	Akira Anzai	5	Hiroshi Yokotsuka	5
	Hiroshi Endo	5	Shigeshi Egashira	5
	Shinsaku Nomura	4	Kuniyuki Suda	4
	Katsuyoshi Miyajima	4	Kunio Ito	1
	Tokio Marine & Nichido Life
	Kunihiko Fukao	5	Hiroki Ida	5
	Kenji Omori	2	Hiroshi Sawabe	1
	Toshio Hashimoto	1

Class of shares to be issued upon exercise of the stock acquisition rights	Common stock

Number of shares to be issued upon exercise of the stock acquisition rights	The Company’s directors and corporate auditors 69 Specific employees, etc. 241 The number of shares to be issued upon exercise of each stock acquisition rights is one.

Exercise price of the stock acquisition rights	1 yen per share

Conditions for the exercise of the stock acquisition rights

The exercise period of the stock acquisition rights shall be from and including July 15, 2005 to and including June 30, 2035.

Any director or corporate auditor may exercise his/her stock acquisition rights that he/she holds only after he/she has retired from any position that he/she holds as a director (including a non-member of the board) or corporate auditor in each of Millea Holdings, Tokio Marine & Nichido Fire Insurance Co., Ltd. or Tokio Marine & Nichido Life Insurance Co., Ltd., respectively.

Each stock acquisition right may not be exercised in part.

Reasons and conditions for cancellation of stock acquisition rights	The Company may, at any time, cancel stock acquisition rights acquired and held by the Company, without paying any compensation.

Especially favorable terms of the stock acquisition rights	The stock acquisition rights shall be issued without receipt of monetary consideration by the Company.

Note: Allotted stock acquisition rights with especially favorable terms during the fiscal year ended March 31, 2006 are as follows:

Category	Number of allotted persons	Number of the stock acquisition rights	Class and number of shares to be issued upon exercise of the stock acquisition rights
Employees of the Company	—	—	—
Directors of the Company’s subsidiaries	15	84	Common stock 84 shares
Corporate auditors of the Company’s subsidiaries	5	14	Common stock 14 shares
Employees of the Company’s subsidiaries	27	143	Common stock 143 shares

13. Events that have occurred subsequent to the balance sheet date

(1)	As stated in item 8, “Acquisition, disposition and retention of the Company’s own shares,” the Company has repurchased its own shares subsequent to the close of the fiscal year ended March 31, 2006.

(2)	On April 1, 2006, pursuant to the corporate separation scheme under Japanese law, the Company acquired the business management function of Tokio Marine & Nichido with respect to The Nisshin Fire & Marine Insurance Co., Ltd. and made The Nisshin Fire & Marine Insurance Co., Ltd. its direct affiliate of the Company.

As a result of the above corporate separation, retained earnings increased in the amount of 6,281 million yen.

(3)	On April 19, 2006, Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, entered into an agreement with major shareholders of a holding company that owns property and casualty insurance companies and life insurance companies in both Singapore and Malaysia to acquire their interests. Based on the agreement, Tokio Marine & Nichido acquired 14.66% interests of the holding company on May 18, 2006, for S$129 million (9,090 million yen). In addition, Tokio Marine & Nichido intends to acquire the majority share of the holding company around the beginning of 2007 subject to the approvals etc. of the authorities in the relevant countries.

The company to be acquired and the purpose of the acquisition are as follows:

- Company to be acquired:

Company name: Asia General Holdings, Limited

Head office: Singapore

Business lines: Holding company

Its major subsidiaries are as follows:

i) Property & casualty insurer in Singapore

Company name: The Asia Insurance Company Limited

Head office: Singapore

Business lines: Property and casualty insurance

Gross premium written (for the fiscal year ended December 31, 2005): S$81 million (5,704 million yen)

Total assets (as of December 31, 2005): S$451 million (31,679 million yen)

ii) Property & casualty insurer in Malaysia

Company name: Asia Insurance (Malaysia) Berhad

Head office: Malaysia, Kuala-Lumpur

Business lines: Property and casualty insurance

Gross premium written (for the fiscal year ended December 31, 2005): RM75 million (2,323 million yen)

Total assets (as of December 31, 2005): RM206 million (6,354 million yen)

iii) Life insurer in Singapore

Company name: The Asia Life Assurance Society Limited

Head office: Singapore

Business lines: Life insurance

Gross premium written (for the fiscal year ended December 31, 2005): S$204 million (14,363 million yen)

Total assets (as of December 31, 2005): S$1,782 million (124,958 million yen)

iv) Life insurer in Malaysia

Company name: Asia Life (M) Berhad

Head office: Malaysia, Kuala-Lumpur

Business lines: Life insurance

Gross premium written (for the fiscal year ended December 31, 2005): RM407 million (12,542 million yen)

Total assets (as of December 31, 2005): RM2,781 million (85,508 million yen)

- Purpose

The purpose is to further expand the insurance sales base that Millea Group has been building up in both Singapore and Malaysia, where the economy are expected to grow significantly.

- Further procedures

After having acquired a majority interest in AGH, Tokio Marine & Nichido expects to make a general offer to acquire the rest of AGH shares and the shares of The Asia Life Assurance Society Limited, AGH’s Singapore life insurance subsidiary, in accordance with relevant regulations in Singapore.

Note: The yen amounts have been translated at the currency rate as of May 18, 2006.

(4)	At the meeting of the Board of Directors held on May 19, 2006, the Company resolved a split of its shares of common stock, the introduction of a unit share system and the change of the number of shares constituting one unit in order to facilitate investment activities. The resolution is summarized below.

-Stock split

i) Record date for purposes of the stock split: September 29, 2006

ii) Effective date of the stock split: September 30, 2006

iii) Split ratio: A one to five hundred common stock split

iv) Number of additional shares to be issued in connection with the stock split: 841,837,326.25 shares

Total number of shares issued after the stock split: 843,524,375 shares

As-if financial information per share would be as follows, if the stock split were made at the beginning of the fiscal years ended March 31, 2005 and March 31, 2006, respectively.

	Fiscal year ended March 31, 2005		Fiscal year ended March 31, 2006
Net income per share	126.34	yen	163.08	yen
Net income per share (consolidated)	77.23	yen	105.96	yen

-Introduction of Unit Share System / Change of Number of Shares Constituting One Unit

On September 30, 2006, a unit share system will be introduced. One unit of shares shall consist of 500 shares. In addition, on October 2, 2006, the number of shares constituting one unit of shares will be changed from 500 shares to 100 shares.

(5)	The Company and its affiliate, The Nisshin Fire & Marine Insurance Co., Ltd., resolved at the both companies’ meetings of the Board of Directors held on May 19, 2006, that to further develop the alliance between the two companies and to strengthen the property and casualty insurance business of Millea Group, The Nisshin Fire & Marine Insurance Co., Ltd. will become a wholly-owned subsidiary of the Company by way of a stock-for-stock exchange, effective on September 30, 2006. The above resolutions are subject to the approval of such stock-for-stock exchange at the 99th ordinary general meeting of The Nisshin Fire & Marine Insurance Co., Ltd. to be held on June 28, 2006. After the stock-to-stock exchange, 0.126 shares of common stock of the Company will be allocated and delivered in exchange for one share of common stock of The Nisshin Fire & Marine Insurance Co., Ltd. The calculation of the stock-for-stock exchange ratio assumes that the stock split is implemented as proposed in (4) above.

14. Matters necessary for the Audit Committee to execute its duty

This item is not applicable since the Company has not adopted the committee structure.

15. Policy on determining remuneration for individual directors and executive officers

This item is not applicable since the Company has not adopted the committee structure.

16. Independent auditor’s fees

(Yen in millions)
(i) The total fees paid to the independent auditor by the Company and its subsidiaries	187

(ii) Of the above amount (i), the fees paid to the independent auditor as audit or audit related fees by the Company and its subsidiaries	149

(iii) Of the above amount (ii), the fees paid to the independent auditor by the Company	3

Note:	Amounts shown in (iii) above represent the aggregate amounts of remuneration to be paid to the independent auditor for their auditing services. Breakdown is not available as the remuneration amounts are determined on a lump-sum payment basis without a breakdown into separate remuneration amounts for auditing work in accordance with the Commercial Code and that in accordance with the Securities and Exchange Law.

17. Other important information regarding the Company

None.

(Japanese GAAP)

Consolidated Balance Sheet

As of March 31, 2006

(Yen in millions)
Assets
Cash, deposits and savings	520,757
Call loans	75,944
Guarantee deposits for bond loan transactions	118,738
Monetary receivables bought	744,533
Money trust	100,455
Securities	10,983,982
Loans	523,379
Property and equipment	312,950
Other assets	766,273
Deferred tax assets	32,433
Consolidation adjustment account	24,532
Customers’ liabilities under acceptances and guarantees	73,775
Reserve for bad debts	(-)17,736

Total assets	14,260,020

Liabilities
Underwriting funds	8,472,567
Outstanding claims	873,834
Underwriting reserves	7,598,733
Bonds issued	247,478
Other liabilities	1,158,783
Reserve for retirement benefits	152,982
Reserve for employee’s bonuses	18,469
Reserve for price fluctuation	99,147
Deferred tax liabilities	691,166
Consolidation adjustment account	135,314
Acceptances and guarantees	73,775

Total liabilities	11,049,686

Minority interests
Minority interests	484

Stockholders’ equity
Common stock	150,000
Additional paid-in capital	56,409
Retained earnings	990,712
Unrealized gains on investments, net of taxes	2,030,347
Foreign currency translation adjustments	(-)6,080
Treasury stock	(-)11,539

Total stockholders’ equity	3,209,849

Total liabilities, minority interests and stockholders’ equity	14,260,020

(Japanese GAAP)

Consolidated Statement of Income

For the fiscal year ended March 31, 2006

(From April 1, 2005 to March 31, 2006)

(Yen in millions)
Ordinary income and expenses
Ordinary income	3,399,984
Underwriting income	3,041,271
Net premiums written	1,978,664
Deposit premiums from policyholders	225,090
Investment income on deposit premiums from policyholders	67,781
Life insurance premiums	766,813
Other underwriting income	2,920
Investment income	326,446
Interest and dividends received	179,604
Profit on investment in money trust	10,221
Profit on investment in trading securities	1,694
Profit on sale of securities	71,738
Profit on redemption of securities	3,655
Profit on derivative transactions	11,451
Profit on special accounts	89,634
Other investment income	26,228
Transfer of investment income on deposit premiums	(-)67,781
Other ordinary income	32,266
Amortization of goodwill	3,389
Investment income under equity method	688
Other ordinary income	28,188

Ordinary expenses	3,263,421
Underwriting expenses	2,859,455
Net claims paid	1,117,437
Loss adjustment expenses	71,884
Agency commissions and brokerage	369,361
Maturity refunds to policyholders	330,528
Dividends to policyholders	22
Life insurance premiums	40,119
Provision for outstanding claims	59,146
Provision for underwriting reserves	869,489
Other underwriting expenses	1,465
Investment expenses	15,229
Loss on investment in money trust	1,353
Loss on sale of securities	8,634
Loss on revaluation of securities	3,815
Loss on redemption of securities	655
Other investment expenses	770
Underwriting and general administrative expenses	378,502
Other ordinary expenses	10,234
Interest paid	3,283
Provision for reserve for bad debts	1,055
Loss from bad debts	48
Amortization of deferred assets under Article 113 of Insurance Business Law	587
Other ordinary expenses	5,260

Ordinary profit	136,563

Extraordinary gains and losses
Extraordinary gains	41,329
Profits on sale of other properties	3,588
Profits on the transfer of its benefit obligations to the government	37,270
Gain from changes in equity of an affiliated company	471
Extraordinary losses	37,881
Loss on sale of other properties	2,010
Loss on impairment of fixed assets	12,126
Provision for reserve for price fluctuation	16,316
Other extraordinary loss	7,427

Income before income taxes	140,012
Income taxes - current	72,424
Income taxes - deferred	(-)22,929
Minority interests	555
Net income	89,960

Applicable Legal Statutes

The Consolidated Financial Statements of the Company have been drawn up in conformity with the Enforcement Regulations of the Commercial Code (Ordinance No. 22, 2002 by the Ministry of Justice) pursuant to the Article 56 of the Law for Maintenance, etc. of Relevant Laws relating to the Enforcement of the Corporation Law, as well as the Enforcement Regulations of the Insurance Business Law (Ordinance No. 5, 1996 by the Ministry of Finance) pursuant to Articles 168 and 178 of the Enforcement Regulations of the Commercial Code.

Basis of Presentation and Significant Accounting Policies

1. Scope of consolidation

(1)	Number of consolidated subsidiaries: 16 companies

The names of these companies are listed in the Business Report (Section 3. “Parent Company and Major Subsidiaries”).

Tokio Marine Global Ltd. was included in the scope of consolidated subsidiaries due to increase of importance from the fiscal year ended March 31, 2006.

Real Seguros S.A. was also included in the scope of consolidated subsidiaries from the fiscal year ended March 31, 2006, because it became the subsidiary of the Company due to the relevant M&A transaction as of July 7, 2005.

(2)	Names of major non-consolidated subsidiaries

Tokio Marine & Nichido Facilities, Inc., Tokio Marine & Nichido Claims Research Service Co., Ltd. and Tokio Marine Capital Co., Ltd. are included in the Millea Group’s non-consolidated subsidiaries.

Each non-consolidated subsidiary is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. As such non-consolidated subsidiaries are not considered so material as to affect any reasonable determination as to the Group’s financial condition and results of operations, these companies are excluded from the scope of consolidation.

2. Application of the equity method

(1)	Number of affiliates applying the equity method: 5 companies

The names of these companies are listed in the Business Report (Section 3. “Parent Company and Major Subsidiaries”).

Tianan Insurance Company Limited, Real Vida e Previdência S.A. and Sudameris Vida e Previdência S.A. were accounted for by equity method, since they became the Company’s affiliates as of December 22, 2005, July 7, 2005 and November 18, 2005, respectively.

(2)	The non-consolidated subsidiaries (Tokio Marine & Nichido Facilities, Inc., The Tokio Marine & Nichido Claims Research Service Co., Ltd. and Tokio Marine Capital Co., Ltd., etc.) and other affiliates (Sino Life Insurance Company, Ltd., etc.), which are not subject to the equity method, have not been accounted for by the equity method as such companies have a minor effect on the Company’s consolidated net income or loss for the current period as well as retained earnings, respectively, and also are considered less material as a whole.

(3)	Millea Holdings, through Tokio Marine & Nichido, owns 26.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. . Millea Holdings does not include Japan Earthquake Reinsurance Co., Ltd. in its affiliates since it believes that it does not have a material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations, etc., taking into account the high public nature of the company.

(4)	With regard to any companies which are accounted for by the equity method recorded with a different closing date from that of the consolidated financial statements, the financial statements of the relevant companies for their fiscal year are used for presentation in the consolidated financial results.

3. Closing date of consolidated subsidiaries

The closing date of a fiscal year for 1 domestic consolidated subsidiary and 11 overseas consolidated subsidiaries is December 31. Since the difference in the closing date does not exceed three months, the financial statements of the relevant consolidated subsidiaries as of December 31 are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing date and the consolidated closing date, necessary adjustments are made for the purpose of consolidation.

4. Accounting policies

(1)	Valuation standards and methods for marketable securities

a.	Trading securities are valued by the mark-to-market method, and costs of their sales are calculated based on the moving-average method.

b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).

c.	Debt securities earmarked for policy reserve are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”), November 16, 2000.

The securities earmarked for policy reserve are recognized in the amount of 241,281 million yen on the consolidated balance sheet and 231,799 million yen at the market value.

The summary of the risk management policy concerning debt securities earmarked for policy reserve is as follows. In order to adequately manage interest rate risk related to assets and liabilities at Tokio Marine & Nichido Life, the Company has established as a subsection “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rate”, and the Company’s policy is to match the duration of the policy reserve in such subsection with the duration of debt securities earmarked for policy reserve within a certain range.

d.	Other securities with market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on the securities are directly added to shareholders’ equity, and net income taxes and costs of sales are calculated based on the moving-average method.

e.	Other securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	The valuation of the securities held in individually managed money trusts that are mainly invested in securities for trading is accounted for by the mark-to-market method.

(2)	Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)	Depreciation method of property and equipment

Depreciation of property and equipment owned by Millea Holdings and its domestic consolidated subsidiaries is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is calculated by the straight-line method.

(4)	Accounting policies for significant reserve and allowance

a.	Reserve for bad debts

In order to provide reserve for losses from bad debts, general allowance is accounted for pursuant to the rules of asset self-assessment as well as the related rules of asset write-off and allowance by domestic consolidated insurance subsidiaries as follows:

For claims to any debtor who has legally or in practice become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserve is provided based on the amount of such claims, with the net amount expected to be collectible through the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserve is provided based on the amount considered to be necessary based on the overall solvency assessment of the relevant debtor, out of the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, is included in the accompanying consolidated financial statements.

For specified overseas claims, any estimated losses arising from political or economic situation in the counterpart countries are accounted for as reserve for specified overseas claims in the accompanying consolidated financial statements.

In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently the asset auditing departments, which are independent from such asset-related departments, conduct audits of their assessment results, and reserve for bad debts is accounted for based on such assessment results as stated above.

b.	Reserve for retirement benefits

To provide for the employees’ retirement benefits, domestic consolidated subsidiaries have recorded the amount recognized to be incurred at the end of the fiscal year based on the projected retirement benefit obligations and related pension assets at the end of the fiscal year.

Prior service costs are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (15 years) within the average remaining service years of the employees when incurred.

Actuarial differences are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (10-15 years) within the average remaining service years of the employees when incurred.

Additional Information

On October 1, 2005, pursuant to the new law concerning defined benefit plans, Tokio Marine & Nichido obtained approval from the government for an exemption from the obligation to pay benefits for future employee service, with regard to the substitutional portion of its pension plan to be transferred to the government. The transfer amount (minimum reserve) was paid as of March 3, 2006 in accordance with the approval.

The impact from the above transaction is 37,270 million yen (extraordinary gains) on the consolidated balance sheet.

c.	Reserve for employees’ bonuses

To provide for payment of bonuses to employees, Millea Holdings and its consolidated domestic subsidiaries account for reserve for employees’ bonuses based on the expected amount to be paid.

d.	Reserve for price fluctuation

Domestic insurance consolidated subsidiaries account for such reserve under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5)	Accounting for consumption tax, etc.

For Millea Holdings and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by the tax-excluded method. However, any business expenses and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by tax-included method.

In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (the suspense payments) and is amortized evenly over the next five years.

(6)	Accounting for significant lease transactions

Millea Holdings and its domestic consolidated subsidiaries account for finance lease transactions other than those that are deemed to transfer the ownership of the leased properties to lessees in the same accounting procedure as normal lease transactions.

(7)	Accounting for significant hedging activities

a.	Interest

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in asset liability management (“ALM”) that controls such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in deferral hedge treatment and evaluated hedge effectiveness based upon the Industry Audit Committee Report No.26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA , September 3 , 2002 – hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) prior to application of the Report No. 26, Tokio Marine & Nichido has allocated such deferred hedge gains as of the end of March 2003 into gain or loss over the remaining period until hedging tools reach maturity (1-17 years) by using the straight-line method, and Tokio Marine & Nichido Life has allocated such deferred hedge gains as of the end of March 2002 into gain or loss over the remaining period until hedge tools reach maturity (6-10 years) by using the straight-line method, respectively, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of March 31, 2006 is 83,367 million yen and the amount allocated to gains or losses for the fiscal year ended March 31, 2006 is 24,608 million yen.

In addition, Tokio Marine & Nichido applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related the company’s own bonds. Hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

Tokio Marine & Nichido Life applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related a part of bonds. In addition, Hedge effectiveness is evaluated by the analysis of comparing hedged instruments with hedging tools at the market value.

b.	Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with the assets denominated by foreign currencies, (a) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (b) hedging transactions are translated at contracted rates (on condition that relating forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

(8)	Accounting for deferred assets prescribed in Article 113 of the Insurance Business Law

Calculation of depreciation and amortization of any deferred assets prescribed in Article 113 of the Insurance Business Law for Tokio Marine & Nichido Financial Life Insurance is made in accordance with the relevant provision of laws, regulations and its Articles of Incorporation.

(9)	Accounting Standards of overseas subsidiaries

The Company complies with any accounting policies prescribed in the region or country in which the relevant consolidated subsidiaries are located.

5. Policies concerning the valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are valued by using the all-fair-value method.

6. Policies concerning consolidation adjustment account

The consolidation adjustment account included in liabilities in the accompanying consolidated balance sheet has been amortized evenly over twenty years. Of the consolidation adjustment account included in shareholders’ equity in the accompanying consolidated balance sheet, any account related to Tokio Marine & Nichido Financial Life and Real Seguros S.A. have been amortized evenly over five years. A small amount of consolidation adjustment account has been amortized as a whole.

Changes in the significant accounting policies for consolidated financial statements

The Company has adopted the Accounting Standards for Impairment of Fixed Assets (“Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets”, Business Accounting Council, August 9, 2002) and “Guidelines for Accounting Standards for Impairment of Fixed Assets” (Accounting Standards Board Guideline No. 6, October 31, 2003) for the fiscal year ended March 31, 2006. By applying the new accounting standards, the Company’s ordinary profit and the income before income taxes for the fiscal year ended March 31, 2006 were decreased by 79 million yen and 9,591 million yen, respectively.

Notes for consolidated balance sheet

1.	Accumulated depreciation of fixed property and other tangible assets amounts to 311,683 million yen and advanced depreciation of such assets is 20,692 million yen.

2.	Investments in stocks of non-consolidated subsidiaries and affiliates, etc. are provided as follows.

(Yen in millions)
Securities (equity)	125,586
Securities (partnership)	2,401

3.	Of all of accruing loans and receivables, the total amount of loans to borrowers in bankruptcy, delinquent receivables, delinquent loans three months or more past due, and restructured loans is 15,039 million yen. The breakdown is shown as follows.

(1) The amount of loans to borrowers in bankruptcy is 204 million yen.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectibility either of principal or interest if they are past due for a certain period or for other reasons (However, any part of bad debt written-off is excluded. Hereinafter called “non-accrual status loans”). Loans to borrowers in bankruptcy represent non-accrual loans after the partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and Subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2) The amount of past due loans is 7,525 million yen. Past due loans are non-accrual status loans other than loans to borrowers in legal bankruptcy, and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3) The amount of accruing loans contractually past due for three months or more is 9 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months and more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and delinquent receivables are excluded.

(4) The amount of restructured loans is 7,299 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery, improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

4.	The value of security pledged assets totals 426,639 million yen in securities and 2,753 million yen in savings deposits. Collateralized debt obligations are held to the value of 8,144 million yen in outstanding claims, 28,045 million yen in underwriting reserve, and 81 million yen in other debts.

5.	Securities received from bond lending transactions are 121,279 million yen at the market value.

6.	Gains or losses on hedge instruments are calculated in net value terms and included in other liabilities. The amount of deferred gross gains and losses on future hedge before calculating in net value terms totals 118,459 million yen and 93,737 million yen, respectively.

7.	Marketable securities include securities lent under loan agreements of 669,954 million yen.

8.	The outstanding balance of committed loans unexecuted is as follows.

(Yen in millions)
Total loan commitments	82,277
Balance of committed loans unexecuted	5,285

Loan commitments unexecuted	76,992

9.	The number of total outstanding shares of the Company is 1,687,048 in common stock.

10.	The total number of treasury stock held by consolidated companies is 6,581 in common stock.

11.	The amount of both assets and liabilities for special account as prescribed in Article 118 of the Insurance Business Law was 726,091 million yen.

12.	Tokio Marine & Nichido guarantees the liabilities of its subsidiaries, TNUS Insurance Company, Ltd. in the total amount of 9,622 million yen as of March 31, 2006.

13.	All amounts are truncated.

Notes for consolidated statement of income

1.	Major components of business expenses

(Yen in millions)
Agency commissions, etc.	346,230
Salaries	145,550

Business expenses consist of damage survey costs, operating costs and general administrative expenses, and commissions and brokerage and collection costs, as shown in the accompanying consolidated statement of income.

2.	The Company recognized impairment losses on the following properties during the fiscal year ended March 31, 2006.

			Impairment loss (Yen in millions)
Purpose of use	Category	Location	Land	Building	Others	Total
Properties for rent	Land and buildings	14 properties including buildings located in Niigata City, Niigata Pref.	4,644	3,604	—	8,248
Idle or potential disposal properties	Land and buildings	122 properties including land in Fujimino City, Saitama Pref.	3,117	739	20	3,877

Total			7,761	4,344	20	12,126

The idle or underused properties are classified as follows; (a) properties used for insurance businesses are grouped as a whole and (b) other properties including properties for rent and idle or potential disposal properties are classified on an individual basis.

For properties for rent and idle or potential disposal properties that depreciated in value mainly due to the fall in the real estate market, the Company wrote off the carrying values of such properties to the recoverable values and recognized the decreased values as losses on impairment of fixed assets (12,126 million yen) in extraordinary losses.

The company determined the recoverable value by selecting the higher of net sale price or utility value. The net sale prices were calculated as the assessed values by a real estate-appraiser, minus the anticipated expenses for disposing of the relevant properties, and the utility values were calculated by discounting the future cash flows to net present values at the rate of 5.8% to 9.6%.

Impairment losses are also recognized in investments in companies accounted for by equity method and losses in the amount of 89 million yen is included in the Company’s investment income.

3.	Main components of other extraordinary losses were as follows; (a) 3,505 million yen in employees’ carrier support, (b) 1,792 million yen in the amount paid due to the termination of the retirement allowance plans for directors and corporate auditors (c) 1,203 million yen in subsidiaries’ revaluation losses and (d) 861 million yen in costs relating to the merger of subsidiaries.

4.	Net income per share of common stock for the fiscal year ended March 31, 2006 amounted to 52,980.59 yen based on the following figures.

Net income for the year: 89,960 million yen

Net income for the year related to shares of common stock: 89,960 million yen

Average number of shares outstanding for the fiscal year ended March 31, 2006: 1,697,997

5.	All amounts are truncated.

Subsequent Events

1. The Company has repurchased its own shares as stated in Section 8. “Acquisition, Disposition and Retention of the Company’s Own Shares” of the Company’s Business Report.

2. On April 19, 2006, Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, entered into an agreement with major shareholders of a holding company that owns property and casualty insurance companies and life insurance companies in both Singapore and Malaysia to acquire their interests as stated in Paragraph (3) of Section 13. “Events that have occurred subsequent to the balance sheet date” of the Company’s Business Report. Based on the agreement, Tokio Marine & Nichido acquired 14.66% interests of the holding company on May 18, 2006, for S$129 million (9,090 million yen). In addition, Tokio Marine & Nichido intends to acquire the majority share of the holding company around the beginning of 2007 subject to the approvals etc. of the authorities in the relevant countries.

3. At the meeting of the Board of Directors held on May 19, 2006, the Company resolved a split of its shares of common stock, the introduction of a unit share system and the change of the number of shares constituting one unit in order to facilitate investment activities as stated in paragraph (4) of Section 13. “Events that have occurred subsequent to the balance sheet date” of the Company’s Business Report.

4. The Company and its affiliate, The Nisshin Fire & Marine Insurance Co., Ltd., resolved at the both companies’ meetings of the Board of Directors held on May 19, 2006, that to further develop the alliance between the two companies and to strengthen the property and casualty insurance business of Millea Group, The Nisshin Fire & Marine Insurance Co., Ltd. will become a wholly-owned subsidiary of the Company by way of a stock-for-stock exchange, effective on September 30, 2006, as stated in paragraph (5) of Section 13. “Events that have occurred subsequent to the balance sheet date” of the Company’s Business Report.

Copy of Independent Auditor’s Audit Report on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 22, 2006

To the Board of Directors

Millea Holdings, Inc.

ChuoAoyama PricewaterhouseCoopers

Taigi Ito, CPA
Designated and Executive Partner
Akira Yamate, CPA
Designated and Executive Partner
Susumu Arakawa, CPA
Designated and Executive Partner

We have audited, pursuant to Article 19-2, paragraph 3 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha, the consolidated financial statements, which consist of the consolidated balance sheet and consolidated profit and loss statement, of Millea Holdings, Inc. (hereinafter referred to as the “Company”) for the 2005 fiscal year from April 1, 2005 to March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries and/or consolidated subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1) The consolidated financial statements present fairly the financial position and results of operation of the Company and its consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) The company applies “Accounting Standards for Impairment of Fixed Assets” and “Guidelines for Accounting Standards for Impairment of Fixed Assets” as is stated in “Changes in the significant accounting policies for consolidated financial statements.” We consider the changes are applied fairly in accordance with the introduction of the above accounting standards and guidelines in the fiscal year ended March 31, 2006.

Subsequent Events

The subsequent events stated in the consolidated financial statements will have material influence on the state of property and profit and loss of the Company and its consolidated subsidiaries in the subsequent fiscal year(s).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

We provide the Company with such services, on a regular basis, that are permitted to be performed concurrently with our audit, in accordance with Article 2, paragraph 2 of the Certified Public Accountant Law.

Copy of Corporate Auditors’ Audit Report on Consolidated Financial Statements

Audit Report on Consolidated Financial Statements

Having received and examined reports from each Corporate Auditor on the methodologies as well as the results of the audit with respect to the consolidated financial statements (consolidated balance sheet and consolidated statement of income) during the fiscal year from April 1, 2005 to March 31, 2006, and based on the consultations among our members, we, the undersigned Board of Corporate Auditors, report as follows:

1. Summary of the Method of Audit by Corporate Auditors

Pursuant to the auditing policies and the auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor received reports and explanations on the consolidated financial statements from directors and independent auditors. In addition, each Corporate Auditor received reports from the subsidiaries of the Company to investigate their business activities and financial position whenever necessary.

2. Results of Audit

We found the methodologies and the results of the audit conducted by the independent auditors, ChuoAoyama PricewaterhouseCoopers, to be appropriate.

May 24, 2006

Board of Corporate Auditors,

Millea Holdings, Inc.

Shoji Ueno, Standing Corporate Auditor

Tetsuo Kamioka, Standing Corporate Auditor

Shigemitsu Miki, Corporate Auditor

Note:

(a) ChuoAoyama PricewaterhouseCoopers is qualified to audit the financial statements of Millea Holdings, Inc. for the fiscal year ended March 31, 2006 as an independent auditor in spite of the sanction dated May 10, 2006 from Financial Services Agency during the period from July 1, 2006 to August 31, 2006.

(b) Mr. Shigemitsu Miki is an outside corporate auditor prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

(Japanese GAAP)

Non-Consolidated Balance Sheet

As of March 31, 2006

(Yen in millions)
Assets
Current assets	73,590
Cash, deposits and savings	43,230
Prepaid expenses	0
Deferred tax assets	532
Receivables	29,822
Others	4

Non-current assets	2,293,105
Tangible fixed assets	172
Building	138
Motor vehicles and transport equipment	1
Office equipment	32
Intangible fixed assets	0
Telephone right	0
Investments and other assets	2,292,932
Securities investments	778
Investments in subsidiaries	2,291,990
Deferred tax assets	66
Others	95

Total assets	2,366,696

Liabilities
Current liabilities	1,177
Accounts payable	235
Accrued expenses	13
Accrued income taxes	788
Accrued business office tax	3
Deposits received	12
Reserve for bonus	123
Fixed liabilities	117
Long-term accounts payable	117

Total Liabilities	1,294

Stockholders’ equity
Common stock	150,000
Capital surplus	1,761,533
Additional paid-in capital	1,511,485
Others	250,047
Earnings due to a decrease in common stock and additional paid-in capital	250,038
Margin of selling its own shares	9

Retained earnings	465,408
Voluntary reserve	304,994
General reserve	304,994
Unappropriated retained earnings	160,413
Treasury stock	(-)11,539

Total stockholders’ equity	2,365,401

Total liabilities and stockholders’ equity	2,366,696

(Japanese GAAP)

Non-Consolidated Statement of Income

For the fiscal year ended March 31, 2006

(From April 1, 2005 to March 31, 2006)

(Yen in millions)
Ordinary Income and Expenses
Operating income and expenses
Operating income	143,103
Dividends from subsidiaries	140,473
Management fees from subsidiaries	2,624
Other operating income	5

Operating expenses	2,827
Underwriting and general administrative expenses	2,827

Operating profit	140,276

Non-operating income and expenses
Non-operating income	263
Interest earned	7
Commission earned	16
Compensation for Head Office’s relocation	188
Foreign exchange gains	47
Other non-operating income	2

Non-operating expenses	49
Transaction fee for repurchase of shares	49
Other non-operating expenses	0

Ordinary profit	140,489

Extraordinary Income and Expenses
Extraordinary Expenses	325
Loss on sale of fixed assets	2
Loss on removal of fixed assets	192
Other extraordinary expenses	130

Income before income taxes	140,164
Income taxes - current	2,102
Income taxes - deferred	(-)395
Net income for the year	138,457
Retained earnings carried forward to the next fiscal year	21,956
Unappropriated retained earnings at year end	160,413

Significant accounting policies

1.	Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2.	Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings (excluding auxiliary facilities attached to buildings) is computed using the declining-balance method principally over the following useful lives.

Equipment and furniture	3 to 15 years
Buildings	8 to 18 years

3.	Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues a reserve for employees’ bonuses based on the estimated amount of payments attributable to the fiscal year ended March 31, 2006.

4.	Lease transactions

Finance lease transactions other than those deemed to transfer the ownership of the leased property to the lessee are accounted for by a method similar to that applicable to ordinary lease transactions.

5.	Consumption taxes

Consumption taxes and local consumption taxes are accounted for by the tax-segregated method.

Changes in the significant accounting policies

The Company has adopted the Accounting Standards for Impairment of Fixed Assets (“Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets”, Business Accounting Council, August 9, 2002) and “Guidelines for Accounting Standards for Impairment of Fixed Assets” (Accounting Standards Board Guideline No. 6, October 31, 2003) for the fiscal year ended March 31, 2006. The application of the new accounting standards did not have impact on profit and loss of the Company for the fiscal year ended March 31, 2006.

Changes in the presentation

Due to the increase in financial impact of “foreign exchange gains,” the item has been stated separately from “Other non-operating income.” It had been categorized as a part of “Other non-operating income” in “Non-operating income” until the fiscal year ended March 31, 2005. The amount of “foreign exchange gains” was one million yen for the fiscal year ended March 31, 2005.

Notes to non-consolidated balance sheet

1.	The total amounts of monetary receivables and debts payable by the Company to its subsidiaries were 3,808 million yen and 59 million yen respectively.

2.	The total amount of long-term debts payable to the directors etc. was 117 million yen.

3.	The amount of accumulated depreciation of tangible fixed assets amounted to 93 million yen.

4.	Other than properties and equipment recognized in the balance sheet, principal assets used under lease contracts are computers.

5.	In the fiscal year ended March 31, 2006, treasury stocks were redeemed by utilizing other capital surplus (earnings due to a decrease in common stock and additional paid-in capital)

Number of treasury stocks redeemed: 40,000

Total amount of acquisition cost: 70,118 million yen

6.	All amounts are truncated.

Notes to non-consolidated statement of income

1.	Transactions with subsidiaries:

Operating income: 143,098 million yen

Operating expenses: 282 million yen

Transactions other than operating transactions: 1,009 million yen

2.	The amount of the other extraordinary expenses was the amount paid due to the termination of the retirement allowance plans for directors and corporate auditors.

3.	Net income per share of common stock for the fiscal year ended March 31, 2006 amounted to 81,541.70 yen based on the following figures.

Net income for the year: 138,457 million yen

Net income for the year related to shares of common stock: 138,457 million yen

Average number of shares outstanding for the year ended March 31, 2006: 1,697,997

4.	All amounts are truncated.

Copy of Independent Auditor’s Audit Report

Independent Auditors’ Report

(English Translation)

May 22, 2006

To the Board of Directors

Millea Holdings, Inc.

ChuoAoyama PricewaterhouseCoopers

Taigi Ito, CPA
Designated and Executive Partner
Akira Yamate, CPA
Designated and Executive Partner
Susumu Arakawa, CPA
Designated and Executive Partner

We have audited, pursuant to Article 2, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation, and supplementary schedules (limited to the accounting figures included therein) of Millea Holdings, Inc. (hereinafter referred to as the “Company”) for the 2005 fiscal year from April 1, 2005 to March 31, 2006. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1)	The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2)	The company applies “Accounting Standards for Impairment of Fixed Assets” and “Guidelines for Accounting Standards for Impairment of Fixed Assets” as is stated in “Changes in the significant accounting policies for consolidated financial statements.” We consider the changes are applied fairly in accordance with the introduction of the above accounting standards and guidelines in the fiscal year ended March 31, 2006.

(3)	The business report of the Company (limited to the accounting figures included therein) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4)	The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(5)	There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

Subsequent Events

The subsequent events stated in the business report will have material influence on the state of property and profit and loss of the Company in the subsequent fiscal year(s).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

We provide the Company with such services, on a regular basis, that are permitted to be performed concurrently with our audit, in accordance with Article 2, paragraph 2 of the Certified Public Accountant Law.

Copy of Corporate Auditors’ Audit Report

Audit Report

Having received and examined reports from each Corporate Auditor on the methodologies as well as the results of the audit with respect to the performance by directors of their duties during the fiscal year from April 1, 2005 to March 31, 2006, and based on the consultations among our members, we, the undersigned Board of Corporate Auditors, report as follows:

1. Summary of the Method of Audit by Corporate Auditors

Pursuant to the auditing policies and the auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, interviewed directors and employees with respect to the performance of their duties, inspected important decision-making documents and made investigation of the business activities and financial position of the Company. In addition, each Corporate Auditor received reports from the subsidiaries of the Company to investigate their business activities and financial position whenever necessary. We also received reports and explanations from independent auditors, and we examined the financial statements as well as the supplementary schedules thereto.

In addition to the method of audit mentioned above, we conducted a thorough investigation of the particulars of the relevant transactions, as we deemed necessary, by receiving reports from relevant directors and employees with respect to competing transactions by directors, transactions involving confliction interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own stock.

2. Results of Audit

(1)	We found the methodologies and the results of the audit conducted by the independent auditors, ChuoAoyama PricewaterhouseCoopers, to be appropriate.

(2)	We found the business report to present fairly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation of the Company.

(3)	We have nothing special to point out regarding the proposed appropriation of profit in light of the financial position of the Company and of other circumstances.

(4)	We found the supplementary schedules to the financial statements to present fairly the matters to be included therein and we have nothing special to point out.

(5)	In connection with the performance by directors of their duties, including those relating to subsidiaries of the Company, we found no dishonest act or violation of applicable laws and regulations or the Articles of Incorporation of the Company.

We found that there was no breach of duties on the part of the directors with respect to competing transactions by directors, transactions involving conflict of interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders as well as acquisition and disposition by the Company of its own stock.

May 24, 2006

Board of Corporate Auditors,

Millea Holdings, Inc.

Shoji Ueno, Standing Corporate Auditor

Tetsuo Kamioka, Standing Corporate Auditor

Shigemitsu Miki, Corporate Auditor

Note:

(a) ChuoAoyama PricewaterhouseCoopers is qualified to audit the financial statements of Millea Holdings, Inc. for the fiscal year ended March 31, 2006 as an independent auditor in spite of the sanction dated May 10, 2006 from Financial Services Agency during the period from July 1, 2006 to August 31, 2006.

(b) Mr. Shigemitsu Miki is an outside corporate auditor prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Proposed Appropriation of Profit for the Fiscal Year Ended March 31, 2006

(Yen)
Unappropriated retained earnings:	160,413,975,691

Appropriation of retained earnings:	134,207,014,750
Dividend (15,000 yen per share)	25,207,014,750
Voluntary reserve	109,000,000,000
(General reserve	109,000,000,000)

Retained earnings carried forward to the next fiscal year:	26,206,960,941

Reference Materials regarding the General Meeting of Shareholders

Proposals to be acted upon and matters for reference:

Item 1. Appropriation of profit for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006).

The particulars of this resolution are set forth on page 48.

With respect to the appropriation of profit, the Company seeks to improve returns to shareholders by distributing stable dividends on the common stock and by repurchasing its own shares, taking into consideration the business results and expected future environment of the Company, subject to having provided sufficient capital to meet the business needs of the Millea Group.

In accordance with the above policy, and considering various factors, the management proposes the payment of cash dividends for the fiscal year ended March 31, 2006 in the amount of 15,000 yen per share, an increase of 4,000 yen per share from the previous fiscal year. It is also proposed that 109.0 billion yen be set aside as special reserve.

Item 2. Amendments to the Articles of Incorporation.

It is proposed that certain amendments be made to the Articles of Incorporation as of June 28, 2006, September 30, 2006 and October 2, 2006, respectively.

Proposals for amendments as of June 28, 2006

1. Reasons for the amendments

(Article numbers in parenthesis are those of the proposed amendments.)

(1)	In accordance with the enforcement of the Corporation Law (Law No. 86, 2005), Law for Maintenance, etc. of Relevant Laws relating to the Enforcement of the Corporation Law (Law No. 87, 2005, hereinafter referred to as the “Maintenance Law”), Enforcement Regulations of the Corporation Law (Ministry of Justice Ordinance No. 12, 2006) and Regulations for Financial Statements of Corporations (Ministry of Justice Ordinance No. 13, 2006) on May 1, 2006, the Company intends to amend the Articles as follows.

(i)	Certain Articles are inserted or amended to reflect the changes which are deemed to have been made at the time of enforcement of the Corporation Law. (Article 4, Article 8 and Article 10, paragraph 1.)

(ii)	As the restriction regarding the venue of general meetings of shareholders was abolished, an Article is amended so that general meetings of shareholders may be convened within any of the wards of the Metropolis of Tokyo. (Article 14, paragraph 2.)

(iii)	In order to diversify the means to provide information to shareholders, a new Article is inserted to the effect that the Company may be deemed to have provided shareholders with necessary information required to be described or presented in reference materials for general meetings of shareholders, business reports and non-consolidated and consolidated financial statements, if it is disclosed via the Internet in accordance with Enforcement Regulations of the Corporation Law and Regulations for Financial Statements of Corporations. (Article 16.)

(iv)	An Article is amended to stipulate the number of proxy through whom a shareholder may exercise his/her voting rights. (Article 18.)

(v)	In order to make timely decisions at the Board of Directors of the Company, a new paragraph is inserted so that if and when all of the Directors express their approval in writing or by electronic means with respect to any matter to be resolved by the Board of Directors, and when none of the corporate auditors raises an objection thereto, it shall be deemed as a valid resolution of the Board of Directors to approve such matter. (Article 25, paragraph 2.)

(vi)	In order to facilitate the appointment of suitable persons as outside directors and outside corporate auditors and their fulfillment of their roles, new Articles are inserted so that the Company may enter into an agreement with outside directors and outside corporate auditors to limit their liability in accordance with the provisions of Article 427, paragraph 1 of the Corporation Law. (Article 27 and Article 36.)

Each of the corporate auditors has given consent to the insertion of Article 27.

(vii)	Since the powers of the Board of Directors and those of corporate auditors are evident by Article 362, paragraph 2 and Article 390, paragraph 2 of the Corporation Law, current Articles 20 and 29 of the Articles of Incorporation are deleted entirely.

(viii)	Other necessary amendments are made, such as changes in terminology and quotations in accordance with the Corporation Law, changes in words and phrases and renumbering of Articles.

(2)	In order to enhance accessibility and efficiency of the Company’s public notices, an Article is amended so that the Company’s public notices shall be given by electronic means, except in the event that electronic public notices cannot be provided due to an accident or other unavoidable circumstances, in which case other means of public notices will be utilized. (Article 5.)

(3)	An Article is amended to reflect a decrease in the number of shares authorized to be issued, due to the redemption of 40,000 shares of the Company’s common stock on March 28, 2006. (Article 6.)

2. Details of the amendments as of June 28, 2006

Proposed amendments are set forth below:

Insertion of the new Article 4.

Proposed amendment:

(Organs)

Article 4.

The Company shall have the following organs:

1. Board of Directors;

2. Corporate Auditors;

3. Board of Corporate Auditors; and

4. Accounting Auditors

Article 4.

Current article:

(Method of giving public notices)

Article 4.

The Company’s public notices shall appear in the newspaper The Nihon Keizai Shimbun, which is published in the Metropolis of Tokyo.

Proposed amendment:

(Method of giving public notices)

Article 5.

The Company’s public notices shall be given by electronic means. However, in the event that electronic public notices cannot be provided due to an accident or other unavoidable circumstances, public notices shall appear in the newspaper The Nihon Keizai Shimbun, which is published in the Metropolis of Tokyo.

Article 5.

Current article:

(Total number of shares to be issued)

Article 5.

The total number of the shares authorized to be issued by the Company shall be 6,870,000. However, in the case of any redemption of shares, the total number of shares authorized to be issued shall be decreased by a number of shares equal to the number being redeemed.

Proposed amendment:

(Total number of shares to be issued)

Article 6.

The total number of the shares authorized to be issued by the Company shall be 6,830,000.

Article 6.

Current article:

(Acquisition by the Company of its own shares)

Article 6.

The Company may, by resolution of the Board of Directors, repurchase its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code.

Proposed amendment:

(Acquisition by the Company of its own shares)

Article 7.

The Company may, by resolution of the Board of Directors, acquire its own shares pursuant to Article 165, paragraph 2 of the Corporation Law.

Insertion of the new Article 8.

Proposed amendment:

(Issuance of share certificates)

Article 8.

The Company shall issue share certificates representing its issued shares.

Article 7.

Current article:

Article 7. [Omitted]

Proposed amendment:

Article 9. [Not amended except for the article number]

Article 8.

Current article:

(Transfer agent)

Article 8.

The Company shall have a transfer agent with respect to its shares and fractional shares.

2. The transfer agent and its business office shall be selected by resolution of the Board of Directors, and public notice shall be given thereof.

3. The register of shareholders (which term, when used throughout these Articles of Incorporation, shall include the register of beneficial shareholders), the register of holders of fractional shares and the register of lost share certificates of the Company shall be kept at the transfer agent’s business office. Registration of transfers of shares, entries, including entries by electronic means, in the register of fractional shares and the register of lost share certificates, purchases and additional purchases of fractional shares and any other business relating to the Company’s shares and fractional shares shall be handled by the transfer agent and not by the Company.

Proposed amendment:

(Share registrar)

Article 10.

The Company shall have a share registrar.

2. The share registrar and its business office shall be appointed by resolution of the Board of Directors, and public notice shall be given thereof.

3. The preparation and keeping of the register of shareholders (which term, when used throughout these Articles of Incorporation, shall include the register of beneficial shareholders), the register of stock acquisition rights and the register of lost share certificates of the Company, and other businesses relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates, shall be delegated to the share registrar and shall not be handled by the Company.

Insertion of the new Article 11.

Proposed amendment:

(Transfer agent of the register of fractional shares)

Article 11.

The Company shall have a transfer agent with respect to its fractional shares.

2. The transfer agent and its business office shall be appointed by resolution of the Board of Directors, and public notice shall be given thereof.

3. The register of fractional shares of the Company shall be kept at the transfer agent’s business office. The making of entries, including entries by electronic means, in the register of fractional shares, purchases and additional purchases of fractional shares and any other business relating to the Company’s fractional shares shall be delegated to the share registrar and shall not be handled by the Company.

Article 9.

Current article:

(Share Handling Regulations)

Article 9.

The denominations of share certificates to be issued by the Company, the registration of transfers of shares, the making of entries, including entries by electronic means, in the register of fractional shares and the register of lost share certificates, purchases and sales of fractional shares and any other proceedings concerning the Company’s shares and fractional shares, including the fees therefor, shall be governed by the Share Handling Regulations adopted by the Board of Directors from time to time.

Proposed amendment:

(Share Handling Regulations)

Article 12.

The denominations of share certificates to be issued by the Company, the making of entries, including entries by electronic means, in the register of shareholders, the register of fractional shares and the register of lost share certificates, purchases and additional purchases of fractional shares and any other proceedings concerning the Company’s shares, including the fees therefor, shall be governed by the Share Handling Regulations adopted by the Board of Directors from time to time.

Article 10.

Current article:

(Record date)

Article 10.

Shareholders having voting rights who appear in the register of shareholders, including those recorded by electronic means, as of the close of business on March 31 in each year shall be treated by the Company as the shareholders entitled to exercise rights at the ordinary general meeting of shareholders relating to the business year ending on that March 31.

2. In addition to the preceding paragraph, the Company may, by giving prior public notice in accordance with a resolution of the Board of Directors, treat the shareholders or the registered pledgees appearing in the register of shareholders, including those recorded by electronic means, and/or the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on a specified date as the shareholders or the registered pledgees and/or the holders of fractional shares entitled to exercise rights in respect of specified matters.

Proposed amendment:

(Record date)

Article 13.

Shareholders having voting rights who appear in the register of shareholders, including those recorded by electronic means, as of the close of business on March 31 in each year shall be treated by the Company as the shareholders entitled to exercise rights at the ordinary general meeting of shareholders relating to the business year ending on that March 31. [Amendment to the Japanese text only]

2. In addition to the preceding paragraph, the Company may, by giving prior public notice in accordance with a resolution of the Board of Directors, treat the shareholders or the registered pledgees on shares appearing in the register of shareholders, including those recorded by electronic means, and/or the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on a specified date as the shareholders or the registered pledgees on shares and/or the holders of fractional shares entitled to exercise rights in respect of specified matters.

Article 11.

Current article:

(Convocation)

Article 11.

[Omitted]

2. [Insert new paragraph]

Proposed amendment:

(Convocation)

Article 14.

[Not amended]

2. General meetings of shareholders shall be convened within any of the wards of the Metropolis of Tokyo.

Article 12.

Current article:

Article 12. [Omitted]

Proposed amendment:

Article 15. [Not amended except for the article number]

Insertion of the new Article 16.

Proposed amendment:

(Disclosure of reference materials for general meetings of shareholders, etc. via the Internet and deemed provision thereof)

Article 16.

When convening a general meeting of shareholders, the Company may be deemed to have provided shareholders with necessary information that is required to be described or presented in reference materials for the general meeting of shareholders, business reports, non-consolidated and consolidated financial statements, if it is disclosed via the Internet in accordance with the Ministry of Justice Ordinances.

Article 13.

Current article:

(Resolutions)

Article 13.

Unless otherwise provided in laws or ordinances or in these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by the holders of a majority of the shares having voting rights present at the meeting.

2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the voting rights held by shareholders present at the meeting who represent not less than one-third of the voting rights of all shareholders.

Proposed amendment:

(Resolutions)

Article 17.

Unless otherwise provided in laws or ordinances or in these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of voting rights of the shareholders present at the meeting who are entitled to vote.

2. Resolutions to be adopted pursuant to Article 309, paragraph 2 of the Corporation Law shall be adopted by not less than two-thirds of the voting rights held by shareholders present at the meeting who represent not less than one-third of the voting rights of the shareholders who are entitled to vote.

Article 14.

Current article:

(Exercise of voting rights by proxy)

Article 14.

A shareholder or his/her legal representative may exercise his/her voting rights by proxy, who shall be another shareholder of the Company entitled to vote.

Proposed amendment:

(Exercise of voting rights by proxy)

Article 18.

A shareholder or his/her legal representative may exercise his/her voting rights through one proxy who shall be another shareholder of the Company entitled to vote.

Article 15.

Current article:

Article 15. [Omitted]

Proposed amendment:

Article 19. [Not amended except for the article number]

Article 16.

Current article:

(Election)

Article 16.

[Omitted]

2. Resolutions for the election of Directors shall be adopted by a majority of the voting rights held by shareholders present at the meeting who represent not less than one-third of the voting rights of all shareholders.

3. [Omitted]

Proposed amendment:

(Election)

Article 20.

[Not amended]

2. Resolutions for the election of Directors shall be adopted by a majority of the voting rights held by shareholders present at the meeting who represent not less than one-third of the voting rights of the shareholders who are entitled to vote.

3. [Not amended]

Article 17.

Current article:

(Term of office)

Article 17.

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held in respect of the first business year to end after their assumption of office.

Proposed amendment:

(Term of office)

Article 21.

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held in respect of the last business year that ends within one (1) year from their appointment.

Article 18.

Current article:

(Remuneration)

Article 18.

Remuneration for the Directors shall be determined at a general meeting of shareholders.

Proposed amendment:

(Remuneration, etc.)

Article 22.

Remuneration, bonuses and any other financial interest provided to a Director by the Company as consideration for his/her performance of duties (hereinafter referred to as “remuneration, etc.”) shall be determined at a general meeting of shareholders.

Article 19.

Current article:

(Representative Directors and Directors with specific titles)

Article 19.

One or more Representative Directors shall be appointed by resolution of the Board of Directors.

2. [Omitted]

Proposed amendment:

(Representative Directors and Directors with specific titles)

Article 23.

One or more Representative Directors shall be appointed by resolution of the Board of Directors. [Amendment to the Japanese text only]

2. [Not amended]

Article 20.

Current article:

(Powers of the Board of Directors)

Article 20.

The Board of Directors shall make decisions on the execution of business of the Company and supervise the performance by the Directors of their duties.

Proposed amendment:

[To be deleted entirely]

Article 21.

Current article:

Article 21. [Omitted]

Proposed amendment:

Article 24. [Not amended except for the article number]

Article 22.

Current article:

(Resolutions)

Article 22.

[Omitted]

2. [Insert new paragraph]

Proposed amendment:

(Resolutions)

Article 25.

[Not amended]

2. Notwithstanding the provision of the preceding paragraph, with respect to matters to be resolved by the Board of Directors, if and when all of the Directors express their approval of a certain matter in writing or by electronic means, it shall be deemed as a valid resolution of the Board of Directors to approve such a matter. Provided, however, that this provision shall not apply when any Corporate Auditor raises an objection thereto.

Article 23.

Current article:

Article 23. [Omitted]

Proposed amendment:

Article 26. [Not amended except for the article number]

Insertion of the new Article 27.

Proposed amendment:

(Agreement with outside Directors to limit liability)

Article 27.

In accordance with the provisions of Article 427, paragraph 1 of the Corporation Law, the Company may enter into an agreement with outside Directors to limit their liability provided for in Article 423, paragraph 1 of the Corporation Law. Provided, however, that the limitation of liability under such agreement shall be the higher of either the amount previously determined, which shall not be less than 10 million yen or the amount provided by laws and ordinances.

Article 24.

Current article:

Article 24. [Omitted]

Proposed amendment:

Article 28. [Not amended except for the article number]

Article 25.

Current article:

(Election)

Article 25.

[Omitted]

2. Resolutions for the election of Corporate Auditors shall be adopted by a majority of the voting rights held by shareholders present at the meeting who represent not less than one-third of the voting rights of all shareholders.

Proposed amendment:

(Election)

Article 29.

[Not amended]

2. Resolutions for the election of Corporate Auditors shall be adopted by a majority of the voting rights held by shareholders present at the meeting who represent not less than one-third of the voting rights of the shareholders who are entitled to vote.

Article 26.

Current article:

(Term of office)

Article 26.

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held in respect of the fourth business year to end after their assumption of office.

Proposed amendment:

(Term of office)

Article 30.

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held in respect of the last business year that ends within four (4) years from their appointment.

Article 27.

Current article:

(Remuneration)

Article 27.

Remuneration for the Corporate Auditors shall be determined at a general meeting of shareholders.

Proposed amendment:

(Remuneration, etc.)

Article 31.

Remuneration, etc. for the Corporate Auditors shall be determined at a general meeting of shareholders.

Article 28.

Current article:

(Standing Corporate Auditors)

Article 28.

One or more Standing Corporate Auditors shall be elected by the Corporate Auditors from among their number.

Proposed amendment:

(Standing Corporate Auditors)

Article 32.

One or more Standing Corporate Auditors shall be appointed by resolution of the Board of Corporate Auditors.

Article 29.

Current article:

(Powers of the Board of Corporate Auditors)

Article 29.

The Board of Corporate Auditors shall have such powers as specifically provided for in laws or ordinances, as well as make decisions with respect to matters relating to the performance by the Corporate Auditors of their duties. However, the foregoing provision shall not prevent the exercise by the Corporate Auditors of their authority.

Proposed amendment:

[To be deleted entirely]

Article 30 to Article 32.

Current articles:

Articles 30 to 32. [Omitted]

Proposed amendment:

Articles 33 to 35. [Not amended except for the article numbers]

Insertion of the new Article 36.

(Agreement with outside Corporate Auditors to limit liability)

Article 36.

In accordance with the provisions of Article 427, paragraph 1 of the Corporation Law, the Company may enter into an agreement with outside Corporate Auditors to limit their liability provided for in Article 423, paragraph 1 of the Corporation Law. Provided, however, that the limitation of liability under such agreement shall be the higher of either the amount previously determined, which shall not be less than 10 million yen or the amount provided by laws and ordinances.

Article 33.

Current article:

Article 33. [Omitted]

Proposed amendment:

Articles 37. [Not amended except for the article number]

Article 34.

Current article:

(Dividends)

Article 34.

Dividends to shareholders shall be paid to the shareholders (or the registered pledgees) appearing in the register of shareholders, including those recorded by electronic means, and to the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on March 31 of each year.

Proposed amendment:

(Distribution of surplus)

Article 38.

Distribution of surplus shall be made to the shareholders or the registered pledgees on shares appearing in the register of shareholders, including those recorded by electronic means, and to the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on March 31 of each year.

Article 35.

Current article:

(Interim dividends)

Article 35.

The Company may, by resolution of the Board of Directors, distribute dividends as provided for in Article 293-5 of the Commercial Code of Japan (hereinafter referred to as “interim dividends”) to shareholders (or registered pledgees) appearing in the register of shareholders, including those recorded by electronic means, and to holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on September 30 of each year.

Proposed amendment:

(Interim distribution of surplus)

Article 39.

The Company may, by resolution of the Board of Directors, distribute surplus as provided for in Article 454, paragraph 5 of the Corporation Law to the shareholders or the registered pledgees on shares appearing in the register of shareholders, including those recorded by electronic means, and to the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on September 30 of each year.

Article 36.

Current article:

(Period of limitations on dividends)

Article 36.

If any dividend or interim dividend remains unclaimed after the expiration of five full years from the date of its becoming due and payable, the Company shall be relieved of the obligation to pay such dividend or interim dividend.

2. Dividends and interim dividends shall bear no interest.

Proposed amendment:

(Period of limitations on dividends)

Article 40.

In the event that distributed property is cash, if such property remains unclaimed after the expiration of five full years from the date it became due and payable, the Company shall be relieved of the obligation to pay such property.

2. The cash set forth in the preceding paragraph shall bear no interest.

Proposals for amendments as of September 30, 2006 and October 2, 2006

1. Reasons for the amendments

In order to broaden investor base through lowering the unit price of the shares and to facilitate investment activities, the Company resolved as follows at the meeting of its Board of Directors held on May 19, 2006.

(1)	A one to five hundred stock split shall be made for its shares of common stock as of September 30, 2006 and the Articles of Incorporation of the Company shall be amended to the effect that the total number of shares authorized to be issued by the Company shall be 3,300,000,000 shares as of the same date.

(2)	Simultaneously with the above stock split, a unit share system shall be introduced. One unit of shares of the Company shall consist of 500 shares, and a new Article shall be inserted in its Articles of Incorporation to that effect.

(3)	An Article shall be amended to the effect that the number of shares constituting one unit of shares shall be 100 shares as of October 2, 2006.

The changes described in (1), (2) and (3) above can be effected by the resolutions of the Board of Directors pursuant to Article 183, Article 184, paragraph 2, Article 191 and Article 195, paragraph 1 of the Corporation Law. In addition to these changes, other amendments to the Articles of Incorporation shall be made in order to reflect the changes which are deemed to have been made in accordance with Article 86, paragraph 2 of the Maintenance Law, and to accommodate the introduction of the unit share system.

2. Details of the amendments as of September 30, 2006

Proposed amendments are set forth below:

Article 6.

Article as of June 28:

(Total number of shares to be issued)

Article 6.

The total number of the shares authorized to be issued by the Company shall be 6,830,000.

Proposed amendment:

(Total number of shares to be issued)

Article 6.

The total number of the shares authorized to be issued by the Company shall be 3,300,000,000.

Insertion of the new Article 8.

Proposed amendment:

(Number of shares to constitute one unit)

Article 8.

The number of shares to constitute one unit of shares of the Company shall be 500 shares.

Article 8.

Article as of June 28:

(Issuance of share certificates)

Article	8.

[Omitted]

2. [Insert new paragraph]

Proposed amendment:

(Issuance of share certificates)

Article 9.

[Not amended]

2. Notwithstanding the provision of the preceding paragraph, the Company shall not issue share certificates representing less-than-one-unit shares. Provided, however, that this provision shall not apply to cases otherwise provided in the Share Handling Regulations.

Insertion of the new Article 10.

Proposed amendment:

(Rights concerning less-than-one-unit shares)

Article 10.

A shareholder of the Company (shareholder shall include a beneficial shareholder; same hereafter) cannot exercise any rights other than the rights set forth below concerning less-than-one-unit shares held by the said shareholder:

(i)	The rights stipulated in Article 189, paragraph 2 of the Corporation Law;

(ii)	The right to make requests in accordance with the provisions of Article 166, paragraph 1 of the Corporation Law;

(iii)	The right to receive allocations of shares and stock acquisition rights offered to a shareholder in proportion to the number of shares held by the said shareholder; and

(iv)	The right to request for additional purchase of less-than-one-unit shares as provided in the following Article.

Article 9.

Article as of June 28:

(Additional purchase of fractional shares by holders of fractional shares)

Article 9.

A holder of fractional shares may request the Company to sell to such holder such amount of fractional shares which will, when added together with the fractional shares held by the holder, constitute one share of stock.

2. The Company may refuse a request made pursuant to the foregoing paragraph 1, if the Company does not hold any shares available for such sale.

Proposed amendment:

(Additional purchase of less-than-one-unit shares by holders thereof)

Article 11.

A shareholder of the Company may request the Company to sell to such shareholder such number of less-than-one-unit shares which will, when added together with the less-than-one-unit shares held by the shareholder, constitute one unit of shares.

2. The Company may refuse a request made pursuant to the foregoing paragraph 1, if the Company does not hold the number of shares available for such sale.

Article 10.

Article as of June 28:

Article 10. [Omitted]

Proposed amendment:

Article 12. [Not amended except for the article number]

Article 11.

Article as of June 28:

(Transfer agent of the register of fractional shares)

Article 11.

The Company shall have a transfer agent with respect to its fractional shares.

2. The transfer agent and its business office shall be appointed by resolution of the Board of Directors, and public notice shall be given thereof.

3. The register of fractional shares of the Company shall be kept at the transfer agent’s business office. The making of entries, including entries by electronic means, in the register of fractional shares, purchases and additional purchases of fractional shares and any other business relating to the Company’s fractional shares shall be delegated to the share registrar and shall not be handled by the Company.

Proposed amendment:

[To be deleted entirely]

Article 12.

Article as of June 28:

(Share Handling Regulations)

Article 12.

The denominations of share certificates to be issued by the Company, the making of entries, including entries by electronic means, in the register of shareholders, the register of fractional shares and the register of lost share certificates, purchases and additional purchases of fractional shares and any other proceedings concerning the Company’s shares, including the fees therefor, shall be governed by the Share Handling Regulations adopted by the Board of Directors from time to time.

Proposed amendment:

(Share Handling Regulations)

Article 13.

The denominations of share certificates to be issued by the Company, the making of entries, including entries by electronic means, in the register of shareholders and the register of lost share certificates, purchases and additional purchases of less-than-one-unit shares and any other proceedings concerning the Company’s shares, including the fees therefor, shall be governed by the Share Handling Regulations adopted by the Board of Directors from time to time.

Article 13.

Article as of June 28:

(Record date)

Article 13.

[Omitted]

2. In addition to the preceding paragraph, the Company may, by giving prior public notice in accordance with a resolution of the Board of Directors, treat the shareholders or the registered pledgees on shares appearing in the register of shareholders, including those recorded by electronic means, and/or the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on a specified date as the shareholders or the registered pledgees on shares and/or the holders of fractional shares entitled to exercise rights in respect of specified matters.

Proposed amendment:

(Record date)

Article 14.

[Not amended]

2. In addition to the preceding paragraph, the Company may, by giving prior public notice in accordance with a resolution of the Board of Directors, treat the shareholders or the registered pledgees on shares appearing in the register of shareholders, including those recorded by electronic means, as of the close of business on a specified date as the shareholders or the registered pledgees on shares entitled to exercise rights in respect of specified matters.

Article 14 to Article 37.

Article as of June 28:

Articles	14 to 37. [Omitted]

Proposed amendment:

Articles	15 to 38. [Not amended except for the article numbers]

Article 38.

Article as of June 28:

(Distribution of surplus)

Article 38.

Distribution of surplus shall be made to the shareholders or the registered pledgees on shares appearing in the register of shareholders, including those recorded by electronic means, and to the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on March 31 of each year.

Proposed amendment:

(Distribution of surplus)

Article 39.

Distribution of surplus shall be made to the shareholders or the registered pledgees on shares appearing in the register of shareholders, including those recorded by electronic means, as of the close of business on March 31 of each year.

Article 39.

Article as of June 28:

(Interim distribution of surplus)

Article 39.

The Company may, by resolution of the Board of Directors, distribute surplus as provided for in Article 454, paragraph 5 of the Corporation Law to the shareholders or the registered pledgees on shares appearing in the register of shareholders, including those recorded by electronic means, and to the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on September 30 of each year.

Proposed amendment:

(Interim distribution of surplus)

Article 40.

The Company may, by resolution of the Board of Directors, distribute surplus as provided for in Article 454, paragraph 5 of the Corporation Law to the shareholders or the registered pledgees on shares appearing in the register of shareholders, including those recorded by electronic means, as of the close of business on September 30 of each year.

Article 40.

Article as of June 28:

Article 40. [Omitted]

Proposed amendment:

Article 41. [Not amended except for the article number]

3. Details of the amendments as of as of October 2, 2006

Proposed amendments are set forth below:

Article 8.

Article as of September 30:

(Number of shares to constitute one unit)

Article 8.

The number of shares to constitute one unit of shares of the Company shall be 500 shares.

Proposed amendment:

(Number of shares to constitute one unit)

Article 8.

The number of shares to constitute one unit of shares of the Company shall be 100 shares.

Item 3. Election of 11 directors.

The term of office of all of the 11 directors will expire at the close of this Meeting. Accordingly, the election of the following 11 directors is proposed.

The candidates for directors are as follows:

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of Company’s shares held

(1)	Kunio Ishihara	April	1966	Joined Tokio Marine	66.84 shares
	(October 17, 1943)	June	1995	Director and General Manager of Hokkaido Regional Headquarters of Tokio Marine
		June	1998	Managing Director and General Manager of Hokkaido Regional Headquarters of Tokio Marine
		July	1998	Managing Director and General Manager of Hokkaido Division of Tokio Marine
		June	1999	Managing Director of Tokio Marine
		June	2000	Senior Managing Director of Tokio Marine
		June	2001	President of Tokio Marine
		April	2002	President of Millea Holdings (to present)
		Oct.	2004	President of Tokio Marine & Nichido (to present)
		(Representation of other companies)
		President of Tokio Marine & Nichido

(2)	Tomohiro Kotani	April	1969	Joined Nichido Fire	15.21 shares
	(August 28, 1944)	June	2001	Director and General Manager of Corporate Planning Office of Nichido Fire
		Oct.	2001	Director and General Manager of Preparation of Integration Office of Nichido Fire
		April	2002	Director of Nichido Fire
		June	2003	Managing Director of Nichido Fire
		June	2004	Retired Managing Director of Nichido Fire
		June	2004	Managing Director of Millea Holdings (to present)
		(Responsibilities)
		In charge of Financial Planning Dept., Corporate Accounting Dept., Business Management Dept. and Internal Audit Dept.

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of Company’s shares held

(3)	Minoru Makihara	March	1956	Joined Mitsubishi Corporation	26.00 shares
	(January 12, 1930)	June	1986	Director of Mitsubishi Corporation
		June	1988	Managing Director of Mitsubishi Corporation
		June	1990	Senior Managing Director of Mitsubishi Corporation
		June	1992	President of Mitsubishi Corporation
		June	1993	Director of Tokio Marine
		April	1998	Chairman of the Board of Directors of Mitsubishi Corporation
		April	2002	Retired Director of Tokio Marine
		April	2002	Director of Millea Holdings (to present)
		April	2004	Director and Senior Corporate Advisor of Mitsubishi Corporation
		June	2004	Senior Corporate Advisor of Mitsubishi Corporation (to present)

(4)	Masamitsu Sakurai	April	1966	Joined Ricoh Company, Ltd.	—
	(January 8, 1942)	June	1992	Director of Ricoh Company, Ltd.
		June	1994	Managing Director of Ricoh Company, Ltd.
		March	1995	Managing Director and General Manager, Research & Development Group of Ricoh Company, Ltd.
		Jan.	1996	Managing Director and General Manager, Business Development Center of Ricoh Company, Ltd.
		April	1996	President of Ricoh Company, Ltd.
		April	2002	Director of Millea Holdings (to present)
		June	2005	Representative director and President of Ricoh Company, Ltd. (to present)
		(Representation of other companies)
		Representative director and President of Ricoh Company, Ltd.
		Chairman and Representative Director of Coca-Cola West Japan Company, Limited

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of Company’s shares held

(5)	Haruo Shimada (February 21, 1943)	April	1967	Research Assistant, Faculty of Economics, Keio University	—
		April	1975	Associate Professor, Faculty of Economics, Keio University
		April	1982	Professor, Faculty of Economics, Keio University (to present)
		April	2002	Director of Millea Holdings (to present)

(6)	Toshiro Yagi (November 1, 1947)	April	1971	Joined Tokio Marine	27.61 shares
		June	2001	Director and General Manager of Chemical Industry Production Dept., Tokyo Corporate Business Division I of Tokio Marine
		Oct.	2001	Director and General Manager of Corporate Planning Dept. of Tokio Marine
		June	2002	Director(*) and General Manager of Corporate Planning Dept. of Tokio Marine * Non-member of the board
		June	2003	Managing Director of Tokio Marine
		June	2003	Director of Millea Holdings (to present)
		Oct.	2004	Managing Director of Tokio Marine & Nichido
		June	2005	Managing Director and General Manager of Corporate Planning Dept. of Tokio Marine & Nichido (to present)

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of Company’s shares held

(7)	Tomochika Iwashita (November 14, 1946)	July	1969	Joined Tokio Marine	30.23 shares
		June	1998	Director and General Manager of Automobile Industry Production Dept. II of Tokio Marine
		July	1998	Director and General Manager of Automobile Industry Production Dept. II, Tokyo Automobile Division of Tokio Marine
		June	1999	Director and General Manager of Corporate Planning Dept. of Tokio Marine
		April	2000	Managing Director and General Manager of Corporate Planning Dept. of Tokio Marine
		June	2000	Managing Director of Tokio Marine
		Sep.	2000	Director of Tokio Marine
		Dec.	2000	Retired Director of Tokio Marine
		June	2002	Managing Director of Tokio Marine
		July	2002	Managing Director and General Manager of Public & Institutional Business Division of Tokio Marine
		June	2003	Senior Managing Director and General Manager of Public & Institutional Business Division of Tokio Marine
		Oct.	2004	Senior Managing Director of Tokio Marine & Nichido
		June	2005	Executive Vice President of Tokio Marine & Nichido (to present)
		June	2005	Director of Millea Holdings (to present)
		(Representation of other companies)
		Executive Vice President of Tokio Marine & Nichido
		President of The Tokio Marine Research Institute

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of Company’s shares held

(8)	Morio Ishii (March 7, 1947)	May	1970	Joined Tokio Marine	30.76 shares
		June	1999	Director and General Manager of U.S. Branch, Overseas Division of Tokio Marine
		June	2001	Managing Director and General Manager of Kinki Division I of Tokio Marine
		June	2002	Managing Director(*) and General Manager of Kinki Division I of Tokio Marine * Non-member of the board
		July	2003	Managing Director(*) and Kansai Corporate Business Division of Tokio Marine
		June	2004	Managing Director and General Manager of Overseas Division of Tokio Marine
		Oct.	2004	Managing Director of Tokio Marine & Nichido
		June	2005	Senior Managing Director of Tokio Marine & Nichido (to present)
		June	2005	Director of Millea Holdings (to present)
		(Representation of other companies)
		Senior Managing Director of Tokio Marine & Nichido

(9)	Hiroshi Amemiya (October 2, 1950)	April	1973	Joined Tokio Marine	23.61 shares
		June	2002	Director(*) and General Manager of Nagoya Production Dept. III, Tokai Division of Tokio Marine * Non-member of the board
		June	2003	Director(*) and General Manager of Corporate Planning Dept. of Tokio Marine
		Oct.	2004	Director(*) and General Manager of Corporate Planning Dept. of Tokio Marine & Nichido
		June	2005	Managing Director of Tokio Marine & Nichido (to present)
		June	2005	Director of Millea Holdings (to present)

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of Company’s shares held

(10)	Hiroshi Miyajima (May 4, 1950)	April	1974	Joined The Nisshin Fire & Marine Insurance Co., Ltd. (“Nisshin Fire”)	—
		June	2000	Director and General Manager, General Planning Dept. of Nisshin Fire
		April	2001	Director and General Manager, Personnel & General Affairs Dept. of Nisshin Fire
		April	2002	Director and General Manager, Personnel Dept. of Nisshin Fire
		April	2003	Managing Director and Deputy General Manager, Production Promotion Headquarters of Nisshin Fire
		June	2003	Senior Managing Director and Deputy General Manager, Production Promotion Headquarters of Nisshin Fire
		April	2004	Senior Managing Director and General Manager, Production Promotion Headquarters of Nisshin Fire.
		April	2005	President and General Manager, Marketing Promotion Headquarters of Nisshin Fire
		(Representation of other companies)
		President of The Nisshin Fire & Marine Insurance Co., Ltd.

(11)	Takaaki Tamai (July 5, 1950)	April	1975	Joined Tokio Marine	16.30 shares
		June	2003	Director(*) and General Manager, Overseas Division of Tokio Marine * Non-member of the board
		Oct.	2004	Director(*) and General Manager in charge of Asia region of Tokio Marine & Nichido (to present)
		(Representation of other companies)
		CEO of Millea Asia Pte. Ltd.

(Note)    Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada qualify as outside directors.

Item 4. Election of 2 corporate auditors.

Mr. Iwao Hanaoka, corporate auditor, passed away on August 16, 2005 and Ms. Kuniko Inoguchi, corporate auditor, resigned on September 9, 2005. We propose the election of the following 2 corporate auditors.

The submission of this item has been approved by the Board of Corporate Auditors.

The candidates for corporate auditors are as follows:

	Name (Date of birth)	Brief personal history and representation of other companies			Number of Company’s shares held

(1)	Hiroshi Fukuda (August 2, 1935)	April	1960	Joined The Ministry of Foreign Affairs of Japan	—
		Jan.	1989	Director-General of Treaties Bureau and Director- General of Office for the Law of the Sea, Ministry of Foreign Affairs
		Sept.	1990	Ambassador to Malaysia
		August	1993	Deputy Minister for Foreign Affairs, Ministry of Foreign Affairs
		August	1995	Retired Ministry of Foreign Affairs
		Sept.	1995	Justice of the Supreme Court of Japan
		August	2005	Retired Justice of the Supreme Court of Japan
		August	2005	Attorney-at-law (to present)

(2)	Yuko Kawamoto (May 31, 1958)	April	1982	Joined The Bank of Tokyo, Ltd.	—
		Sept.	1988	Joined McKinsey & Company, Tokyo Office
		April	2004	Professor, Waseda Graduate School of Finance, Accounting and Law (to present)

(Note)    Mr. Hiroshi Fukuda and Ms. Yuko Kawamoto qualify as outside corporate auditors.

Item 5. Change in the amount of remuneration to directors and corporate auditors and determination of remuneration to directors and corporate auditors

1. Purpose of the proposal

Millea Holdings, Inc. (the “Company”) introduced a stock option scheme last year to enhance motivation for the improvement of business results by strengthening the link between compensation of the Directors and the Corporate Auditors (collectively referred to as the “Directors and Corporate Auditors”) and the Company’s share price and business results, and by aligning the Directors’ and Corporate Auditors’ exposure to the Company’s share price with those of its shareholders. Under the stock option scheme, the Company intends to issue stock acquisition rights to the Directors and Corporate Auditors the exercise price of one (1) yen per share.

Before the enforcement of the Corporation Law (Law No. 86, 2005), an approval of the general meeting of the Company has been required to issue stock acquisition rights pursuant to a stock option scheme, as an issuance of stock acquisition rights with especially favorable terms to persons other than shareholders.

After the enforcement of the Corporation Law, the stock acquisition rights allotted to the Directors and Corporate Auditors as stock options became recognized as part of remunerations for the Directors and Corporate Auditors. In this connection, an approval on the “Change in the amount of remuneration to directors and corporate auditors and determination of remuneration to directors and corporate auditors” will be required at the 4th Ordinary General Meeting of Shareholders as a precondition to the Company’s allotments of the stock acquisition rights.

The Company also intends to issue stock acquisition rights as stock options to the directors and corporate auditors of its wholly-owned subsidiaries, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Tokio Marine & Nichido Life Insurance Co., Ltd.

2. Details of the proposal

(1)	Amounts of remuneration, etc.

Amounts of remuneration, etc. to the Directors and Corporate Auditors were approved by the 3rd ordinary general meeting dated June 28, 2005 for the total amount of 25 million yen or less per month to the Directors and 10 million yen or less per month to the Corporate Auditors, respectively. Other than the above amounts per month, the Company proposes to limit the total annual amounts of remuneration, etc. relating to the stock acquisition rights as stock options to the Directors and Corporate Auditors to 70 million yen or less and 30 million yen or less, respectively, which are deemed as fair value of the stock acquisition rights based on the Black-Scholes Model, taking into account the record of the past stock option allotment and other circumstances.

The numbers of the Directors and the Corporate Auditors shall be 11 and 5, respectively, after the Item 3 and 4 are approved as originally proposed in this General Meeting.

(2)	Particulars of remuneration, etc.

The details of the proposed stock acquisition rights to the Directors and Corporate Auditors are as follows:

a.	Total number of stock acquisition rights / Class and number of shares to be issued upon exercise of stock acquisition rights

The maximum number of stock acquisition rights to be allotted within 1 year after the ordinary general meeting of each fiscal year shall be 50 for the Directors and 20 for the Corporate Auditors; provided, however, if the number of shares to be issued upon exercise of each stock acquisition right shall become the number of shares constituting one unit share as described below, the maximum number of stock acquisition rights that may be allotted to Directors and Corporate Auditors shall be adjusted to the number equal to the maximum number of shares that may be issued upon exercise of stock acquisition rights, as provided below (or, if adjusted as described below, the maximum shares after such adjustment), divided by the number of shares constituting one unit (fractional portion will be truncated).

The maximum number of shares to be issued upon exercise of stock acquisition rights within 1 year after the ordinary general meeting of each fiscal year shall be 50 for the Directors and 20 for the Corporate Auditors.

The number of shares to be issued upon exercise of each stock acquisition right shall be one (1) share of the Company’s common stock. However, if any provision relating to the number of shares constituting one unit share is introduced or amended in the Articles of Incorporation of the Company, the number of shares to be issued upon exercise of each stock acquisition right shall be the number of shares constituting one unit.

If the Company conducts a stock split (including an allotment of the Company’s common stock without receipt of monetary consideration) or a stock consolidation, etc., the Company shall adjust the maximum number of shares that may be issued upon exercise of the stock acquisition rights and the number of shares to be issued upon exercise of each stock acquisition right, as applicable and as appropriate.

b.	Amount to be paid upon exercise of stock acquisition rights

The amount payable to the Company upon exercise of stock acquisition rights shall be determined by multiplying one (1) yen, the per-share exercise price, by the number of common shares to be issued upon exercise of such stock acquisition rights.

c.	Exercise period of stock acquisition rights

The exercise period of stock acquisition rights shall be determined by the Board of Directors of the Company to begin not earlier than the date following the date of the allotment and to end not later than 30 years from such date.

d.	Restriction on the transfer of stock acquisition rights

Any transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

e.	Additional conditions for the exercise of stock acquisition rights

As a general rule, any Director or Corporate Auditor may exercise his/her stock acquisition rights during the exercise period defined in (c) above that he/she holds only after such Director or Corporate Auditor has retired from any position that he/she holds as a Director or Corporate Auditor of the Company. Other additional conditions for the exercise of stock acquisition rights shall be determined by the Board of Directors of the Company.

<For reference>

Page
(a) English translation of non-consolidated financial statements of Tokio Marine & Nichido Fire Insurance Co., Ltd. under Japanese GAAP
Non-consolidated balance sheet	78
Non-consolidated statement of income	79

(b) English translation of non-consolidated financial statements of Tokio Marine & Nichido Life Insurance Co., Ltd. under Japanese GAAP
Non-consolidated balance sheet	80
Non-consolidated statement of income	81

(Japanese GAAP)

Non-Consolidated Balance Sheet

Tokio Marine & Nichido Fire Insurance Co., Ltd.

As of March 31, 2006

(Yen in millions)
Assets
Cash, deposit and savings:	177,196
Cash	719
Deposit and savings	176,476
Call loans	72,300
Monetary receivables bought	736,391
Money trusts	100,455
Securities:	8,288,934
Government bonds	2,012,484
Municipal bonds	171,799
Corporate bonds	681,403
Stocks	4,502,746
Foreign securities	733,014
Other securities	187,485
Loans:	570,145
Policy loans	20,953
Financial loans	549,192
Property and equipment:	294,843
Land	133,395
Buildings	141,714
Furniture and fixtures	18,549
Construction in progress	1,184
Other assets:	591,108
Premiums receivable	6,266
Home agents’ balances	97,395
Foreign agents’ balances	28,816
Amounts due from other home insurance companies for co-insurance	14,430
Amounts due from other home insurance companies for reinsurance	82,849
Amounts due from other foreign insurance companies for reinsurance	31,185
Amounts due from other insurance companies for agency business	6
Accounts receivable	44,849
Accrued income	12,661
Deposit receivable	14,613
Deposit with The Japan Earthquake Reinsurance Company	113,054
Suspense payments	47,947
Cash margin deposit for futures contracts	15,102
Margin for futures contracts	1,742
Financial derivative instruments	79,046
Sundry assets	1,140
Customers’ liabilities for acceptances and guarantees	181
Reserve for bad debts	(-)16,759

Total assets	10,814,796

Liabilities and stockholders’ equity
Underwriting funds:	5,780,340
Outstanding claims	786,099
Underwriting reserve	4,994,240
Bonds	105,000
Other liabilities:	880,699
Amounts due to other home insurance companies for co-insurance	12,954
Amounts due to other home insurance companies for reinsurance	84,739
Amounts due to other foreign insurance companies for reinsurance	42,502
Cash collateral for bond lending transactions	484,987
Loans payable	81
Accrued taxes	34,672
Deposit payable	24,665
Deferred income	459
Accounts payable	51,034
Suspense receipts	46,541
Margin for futures contracts	36
Financial derivative instruments	73,637
Deferred hedge gains	24,382
Sundry liabilities	4
Reserve for retirement benefits	154,578
Reserve for employees’ bonuses	15,727
Reserve for price fluctuation	97,758
Deferred tax liabilities	683,452
Acceptances and guarantees	181

Total liabilities	7,717,737

Stockholders’ equity
Common stock	101,994
Capital surplus	123,521
Additional paid-in capital	123,521
Retained earnings:	712,878
Surplus reserve	81,099
Voluntary reserve	556,505
Reserve for specific write-downs	16
Reserve for reduction of acquisition cost of fixed assets	17,429
Reserve for exhibits at the 2005 World Exposition	58
Special reserve	539,000
Unappropriated retained earnings	75,273
(Net income 122,180)
Net unrealized gains on securities	2,158,664
Total stockholders’ equity	3,097,059

Total liabilities and stockholders’ equity	10,814,796

(Japanese GAAP)

Non-Consolidated Statement of Income

Tokio Marine & Nichido Fire Insurance Co., Ltd.

For the fiscal year ended March 31, 2006

(Yen in millions)
Ordinary income and expenses
Ordinary income	2,368,414
Underwriting income	2,187,071
Net premiums written	1,892,754
Deposit premiums from policyholders	225,090
Investment income on deposit premiums from policyholders	67,781
Foreign exchange gains	1,384
Other underwriting income	60
Investment income	171,968
Interest and dividends received	139,125
Profits on investment in money trusts	10,221
Profits on sale of securities	81,715
Profits on redemption of securities	2,949
Foreign exchange gains	146
Other investment income	5,590
Transfer of investment income on deposit premiums from policyholders	(-)67,781
Other ordinary income	9,374

Ordinary expenses	2,202,333
Underwriting expenses	1,887,458
Net claims paid	1,077,632
Loss adjustment expenses	70,241
Agency commissions and brokerage	304,041
Maturity refunds to policyholders	330,528
Dividends to policyholders	22
Provision for outstanding claims	41,094
Provision for underwriting reserve	63,317
Other underwriting expenses	579
Investment expenses	10,824
Losses on investment in money trusts	1,353
Losses on sale of securities	4,216
Losses on revaluation of securities	3,476
Losses on redemption of securities	543
Losses on derivatives	1,097
Other investment expenses	137
Underwriting and general administrative expenses	298,728
Other ordinary expenses	5,322
Interest paid	2,052
Provision for reserve for bad debts	1,042
Losses from bad debts	48
Other ordinary expenses	2,178

Ordinary profit	166,080

Extraordinary gains and losses
Extraordinary gains	44,738
Profits on sale of other properties	7,034
Profits on the transfer of its benefit obligations to the government	37,270
Profits on sale of securities of affiliates	433
Extraordinary losses	35,424
Losses on sale of other properties	1,754
Losses on impairment of fixed assets	10,401
Provision for reserve for price fluctuation	15,982
Other extraordinary loss	7,286

Income before income taxes	175,394
Income taxes - current	62,460
Income taxes - deferred	(-)9,246
Net income	122,180

Unappropriated retained earnings brought forward from the previous year	61,897
Dividends paid for the interim period	108,803
Unappropriated retained earnings at year end	75,273

(Japanese GAAP)

Non-Consolidated Balance Sheet

Tokio Marine & Nichido Life Insurance Co., Ltd.

As of March 31, 2006

(Yen in millions)
Assets
Cash, deposit and savings:	95,243
Cash	0
Deposit and savings	95,243
Call loans	3,644
Deposit for bond lending transactions	118,738
Securities:	1,790,295
Government bonds	1,537,227
Corporate bonds	11,824
Stocks	80
Foreign securities	241,164
Loans:	30,205
Policy loans	30,205
Property and equipment:	809
Buildings	300
Furniture and fixtures	509
Home agents’ balances	162
Amounts due from other insurance companies for reinsurance	133
Other assets:	26,911
Accounts receivable	18,907
Prepaid expenses	98
Accrued income	6,562
Deposit receivable	781
Financial derivative instruments	78
Suspense payments	454
Sundry assets	28
Deferred tax assets	30,189
Reserve for bad debts	(-)68

Total assets	2,096,265

Liabilities and stockholders’ equity
Policy reserves:	1,832,586
Outstanding claims	9,251
Policy reserve	1,764,142
Reserve for policyholder dividends	59,192
Due to agents	3,542
Due to reinsurers	418
Other liabilities:	225,600
Cash collateral for bond lending transactions	122,437
Loans payable	70,000
Accrued taxes	618
Accounts payable	158
Accrued expenses	7,187
Deferred income	2
Deposit payable	103
Guarantee deposits	18
Financial derivative instruments	23,813
Deferred hedge gains	339
Suspense receipts	921
Reserve for retirement benefits	885
Reserve for price fluctuation	1,387
Total liabilities	2,064,421

Stockholders’ equity
Common stock	30,000
Capital surplus	10,000
Additional paid-in capital	10,000
Retained earnings:	(-)4,472
Undisposed loss	4,472
(Net income 0)
Net unrealized losses on securities	(-)3,683
Total stockholders’ equity	31,844

Total liabilities and stockholders’ equity	2,096,265

(Japanese GAAP)

Non-Consolidated Statement of Income

Tokio Marine & Nichido Life Insurance Co., Ltd.

For the fiscal year ended March 31, 2006

(Yen in millions)
Ordinary income and expenses
Ordinary income	444,799
Underwriting income	377,591
Insurance premiums	376,674
Ceded reinsurance commissions	917
Investment income	65,461
Interest and dividends received	34,968
Interest income from deposits	91
Interest income and dividends from securities	34,014
Interest income from loans	763
Other interest and dividends	100
Profits on sale of securities	2,836
Profits on derivatives	8,223
Foreign exchange gains	19,247
Other investment income	186
Other ordinary income	1,746
Income related to withheld insurance claims and other payments for future annuity payments	20
Income due to withheld insurance payments	1,268
Other ordinary income	456

Ordinary expenses	436,405
Insurance claims and other payments	102,720
Insurance claims	20,197
Annuity payments	638
Insurance benefits	14,160
Surrender payments	65,555
Other payments	937
Reinsurance premiums	1,230
Provision for reserves	259,926
Provision for outstanding claims	763
Provision for underwriting reserve	259,162
Interest portion of reserve for policyholder dividends	0
Investment expenses	3,115
Interest paid	194
Losses on sale of securities	2,897
Provision of allowance for bad debts	15
Other investment expenses	8
Operating expenses	67,653
Other ordinary expenses	2,989
Payments related to withheld insurance claims	886
Taxes	1,382
Depreciation	247
Provision for reserve for employees’ retirement benefits	118
Other ordinary expenses	354

Ordinary profit	8,394

Extraordinary gains and losses
Extraordinary losses	356
Losses on sale of other properties	12
Reserve for price fluctuation	333
Other extraordinary losses	10

Provision for reserve for policyholder dividends	7,736
Income before income taxes	300
Income taxes - current	2,878
Income taxes - deferred	(-)2,578
Net income	0

Loss brought forward from the previous year	4,472
Undisposed loss at year end	4,472

Item 2

THIS DOCUMENT IS INTENDED FOR INFORMATIONAL PURPOSES ONLY.

Please do not submit your vote on this form.

English translation of the “Japanese Voting Card”

I hereby exercise my voting rights as follows for each proposed resolution at the 4th Ordinary General Meeting of Shareholders of Millea Holdings, Inc., which will be held on June 28, 2006.

June , 2006
Number of voting rights:

Proposals to be acted upon:

Item 1:	For ☐		Against ☐

Item 2:	For ☐		Against ☐

Item 3:	For ☐	(Except )	Against ☐

Item 4:	For ☐	(Except )	Against ☐

Item 5:	For ☐		Against ☐

If you return this voting card without a valid indication of a vote for or against any of the foregoing proposed items, you will be deemed to have voted for such proposal. Millea Holdings, Inc.

English translation of the instructions to the “Japanese Voting Card”

1. When you attend the General Meeting of Shareholders, please submit this voting card to the receptionist at the Meeting.

2. If you cannot attend the Meeting, please vote either by completing and returning this voting card or by following the procedures for voting through the Internet.

-	Voting by returning the voting card

(a) If you choose to vote by using this voting card, please return the card indicating whether you vote for or against the proposals. The voting card must be received by June 27, 2006.

(b) If you wish to vote against some but not all of the candidates under proposed items 3 and 4, please check the “For” column and indicate such candidate(s) whom you are voting against by filling in the number(s) corresponding to such candidate(s), as set forth in items 3 and 4 of the accompanying reference materials, after the word “Except”.

-	Voting through the Internet

If you choose to vote through the Internet, please access https://www.evoting.tr.mufg.jp/e-voting/ and follow the procedures shown on the screen.

Millea Holdings, Inc.